RECENT DEVELOPMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2024
Commission File Number 0-99
__________________________
PETRÓLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

Mexican Petroleum	United Mexican States
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Marina Nacional No. 329
Colonia Verónica Anzures
11300 Ciudad de México, México
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐

RECENT DEVELOPMENTS
The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2024 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

References in this report to “PEMEX”, “we”, “us” and “our” are to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Logística (Pemex Logistics), and the subsidiary companies listed in Note 5 to the condensed consolidated interim financial statements included herein.

Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated September 12, 2023 (as amended or supplemented from time to time) relating to its U.S.$130,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue.

Exchange Rates

On December 6, 2024, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps.20.2363 = U.S.$1.00.

We maintain our consolidated financial statements, condensed consolidated interim financial statements and accounting records in Mexican pesos (pesos or Ps.). Unless otherwise indicated, we have translated all peso amounts to U.S. dollars in this report, including all convenience translations of our condensed consolidated interim financial statements included herein, as of and for the three- and nine-month periods ended September 30, 2024, at an exchange rate of Ps.19.6290 = U.S.$1.00, which is the exchange rate that the Secretaría de Hacienda y Crédito Público (Ministry of Finance and Public Credit) instructed us to use on September 30, 2024. You should not construe these translations from pesos into dollars as actually representing such U.S. dollar amounts or meaning that you could convert such amounts into U.S. dollars at the rates indicated.

Government Equity Capital Contributions

Between January 1, 2024 and September 30, 2024, the Federal Government of Mexico, which we refer to as the Mexican Government, made equity capital contributions in the amount of Ps.150.5 billion (U.S.$7.7 billion) to Petróleos Mexicanos to improve our financial position, of which Ps.145.0 billion (U.S.$7.4 billion) were to support PEMEX’s debt service obligations. Between October 1 and December 6, 2024, we did not receive equity capital contributions from the Mexican Government. For more information on such equity capital contributions, see Note 18 to our condensed consolidated interim financial statements included herein.

For more information on other recent support measures implemented by the Mexican Government, see “Item 5—Operating and Financial Review and Prospects—Overview—Mexican Government Support” in the Form 20-F.

Selected Financial Data
The selected financial data as of December 31, 2023 in this section is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2024 and for the three- and nine-month periods ended September 30, 2024 and 2023 is derived from the condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” and are unaudited.

We have substantial debt, including substantial short-term debt, which we have incurred primarily to fund our operating expenses and finance capital investment projects. In recent years, the cash flow from our operations has not been sufficient to fund our operations and capital expenditure programs. As a result, our indebtedness has increased

RECENT DEVELOPMENTS
significantly, we had a negative working capital as of September 30, 2024 and December 31, 2023, and the Mexican Government has had to financially support us.

For the nine-month period ended September 30, 2024, we recognized a net loss of Ps.(430.1) billion and our total equity (deficit) at September 30, 2024 was Ps.(1,739.2) billion. We had negative working capital of Ps.565.8 billion as of September 30, 2024 and net cash flows from operating activities of Ps.269.4 billion during the nine-month period ended September 30, 2024. We disclose the circumstances that have caused these negative trends and the actions we are taking to address them below.

Our future cash flows, including our ability to refinance debt, are uncertain due in part to circumstances outside of our control. A sustained decrease in crude oil prices below the budgeted average price for 2024, an economic slowdown or an increase in the cost of financing would have an adverse impact on our results of operation and cash flows and may require us to consider additional actions to address these shortfalls.

The combined effect of the above-mentioned events indicates the existence of significant doubt about our ability to continue as a going concern. For more information on the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies, see “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Notes 18 and 20 to our condensed consolidated interim financial statements included herein.

In the following table, we include selected financial data from our condensed consolidated statement of financial position as of September 30, 2024 and from our condensed consolidated statement of comprehensive income and our condensed consolidated statement of cash flows for the nine-month period ended September 30, 2024. In addition, we include selected financial data from our statement of financial position as of December 31, 2023, as well as the condensed consolidated statement of comprehensive income and the condensed consolidated statement of cash flows for the nine-month period ended September 30, 2023 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

RECENT DEVELOPMENTS

	As of and for the period ended
	September 30, (1)				December 31,(1)
	2024		2023		2023
	(in millions of pesos)
Statement of Comprehensive Income Data
Total revenues	Ps.	1,241,548	Ps.	1,294,405	Ps.	1,719,938
Operating income	25,554		88,155		122,951
Financing income	12,270		15,735		18,210
Financing cost	113,713		111,287		152,171
Derivative financial instruments (cost) income, net	(13,284)		(6,649)		672
Foreign exchange (loss) income — net	(256,406)		182,882		238,079
Net (loss) income	(430,103)		3,025		8,152
Statement of Financial Position Data (end of period)
Cash and cash equivalents	93,129		n.a.		68,747
Total assets	2,313,210		n.a.		2,303,475
Short-term debt and current portion of long-term debt	358,663		n.a.		477,222
Long-term debt, net of current portion	1,551,414		n.a.		1,317,249
Total long-term liabilities	3,000,058		n.a.		2,832,736
Total equity (deficit)	(1,739,182)		n.a.		(1,652,979)
Statement of Cash Flows Data
Depreciation and amortization of wells, pipelines, properties, plant and equipment	109,420		87,403		137,555
Acquisition of wells, pipelines, properties, plant and equipment(2)	(194,810)		(181,769)		(256,863)
Note: n.a.= Not applicable.
(1)Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to our condensed consolidated interim financial statements included herein and our audited consolidated financial statements as of and for the year ended December 31, 2023.
(2)Includes capitalized financing cost. See Note 13-A to our consolidated financial statements included herein and the Liquidity and Capital Resources section herein.

Source:    PEMEX’s condensed consolidated interim financial statements as of and for the nine-month period ended September 30, 2024 and the nine-month period ended September 30, 2023, prepared in accordance with IAS 34“Interim Financial Reporting” (“IAS 34”) under “International Financial Reporting Standards” (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.

Capitalization of PEMEX

The following table sets forth our capitalization as of September 30, 2024:

RECENT DEVELOPMENTS

	As of September 30, 2024 (1)
	(millions of pesos or U.S. dollars)

Long-term leases, net of current portion(2)	Ps.	37,854	U.S.$	1,928
Long-term external debt, net of current portion	1,386,960		70,659
Long-term domestic debt, net of current portion	164,454		8,378
Total long-term debt, net of current portion(3)	1,551,414		79,037
Total long-term leases and long-term debt, net of current portion	1,589,268		80,965
Certificates of Contribution “A”(4)	1,346,716		68,608
Mexican Government contributions	66,731		3,400
Legal reserve	1,002		51
Accumulated other comprehensive result	186,068		9,479
Accumulated deficit from prior years	(2,909,489)		(148,224)
Net (loss) for the period(5)	(429,954)		(21,904)
Total controlling interest	(1,738,926)		(88,590)
Total non-controlling interest	(256)		(13)
Total equity (deficit)	(1,739,182)		(88,603)
Total capitalization (6)	(149,914)		(7,638)
_____________
Note: Numbers may not total due to rounding.
(1)Derived from September 30, 2024 condensed consolidated interim financial statements. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.19.6290 = U.S.$1.00 as of September 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.
(2)Total long-term leases do not include short-term leases of Ps.8,326 million (U.S.$424 million) as of September 30, 2024.
(3)Total long-term debt does not include short-term debt of Ps.358,663 million (U.S.$18,272 million) as of September 30, 2024.
(4)Equity instruments held by the Mexican Government.
(5)Excluding amounts attributable to non-controlling interests of Ps.(148) million (U.S.$(8) million) for the nine-month period ended September 30, 2024.
(6)Refers to Total long-term leases, net of current portion and long term debt, net of current portion plus Total equity (deficit).
Source: PEMEX’s condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2024 and 2023.

Results of Operations
Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023

General

The selected consolidated interim financial information set forth below is derived from our condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with our condensed consolidated interim financial statements included in this report beginning on page F-1.

RECENT DEVELOPMENTS

	Nine months ended
	September 30,
	2024(1)				2023
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	736,673	U.S.$	37,530	Ps.	714,792
Export	502,900		25,620		576,782
Services income	1,975		101		2,831
Total revenues	1,241,548		63,251		1,294,405
(Impairment) of wells, pipelines, properties, plant and equipment, net	(51,841)		(2,641)		(74,198)
Cost of sales	1,032,196		52,585		1,000,566
Gross income	157,511		8,024		219,642
Distribution, transportation and sale expenses	11,262		574		8,623
Administrative expenses	128,017		6,522		120,014
Other revenues	11,913		607		15,109
Other expenses	4,591		234		17,959
Operating income	25,554		1,302		88,155
Financing income	12,270		625		15,735
Financing cost	113,713		5,793		111,287
Derivative financial instruments (cost), net	(13,284)		(677)		(6,649)
Foreign exchange (loss) income — net	(256,406)		(13,063)		182,882
Profit sharing in associates	422		21		320
(Loss) income before duties, taxes and other	(345,158)		(17,584)		169,157
Total duties, taxes and other	84,945		4,328		166,132
Net (loss) income	(430,103)		(21,912)		3,025
Total other comprehensive results	193,391		9,852		83,644
Total comprehensive (loss) income	(236,712)		(12,059)		86,669
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.Ps.19.6290 = U.S.$1.00 at September 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the nine-month periods ended September 30, 2024 and 2023.

Total Revenues

Total revenues decreased by 4.1% or Ps.52.9 billion in the nine-month period ended September 30, 2024, from Ps.1,294.4 billion in the nine-month period ended September 30, 2023, to Ps.1,241.5 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to a decrease in the volume of export sales of Mexican crude oil (Ps.114.4 billion), a decrease in foreign currency variations (Ps.1.5 billion), a decrease in price of gasoline, diesel, jet fuel and natural gas (Ps.27.0 billion) and a decrease in recognition of tax incentives (Ps.0.02 billion) in the form of a tax credit for the Impuesto Especial Sobre Producción y Servicios (Special Tax on Production and Services or “IEPS Tax”) published on March 4, 2022, on the sale of automotive fuels. This decrease was partially offset by a 5.6% increase in the weighted average price of Mexican crude oil for export sales (Ps.42.1 billion) and an increase in the domestic sales volume of gasoline, diesel, jet fuel and natural gas (Ps.48.9 billion). From January 1, 2023 to September 30, 2023, the weighted average Mexican export crude oil price was U.S.$68.64 per barrel, as compared to U.S.$72.48 per barrel for the same period in 2024.

Domestic Revenues

Domestic revenues increased by 3.1% in the nine-month period ended September 30, 2024, from Ps.714.8 billion in the nine-month period ended September 30, 2023, to Ps.736.7 billion in the nine-month period ended September 30, 2024. This increase was mainly due to an increase in the sales volume of gasoline, diesel, jet fuel and natural gas, and was partially offset by a decrease in the sales prices of gasoline, diesel, jet fuel and natural gas as described above. Domestic

RECENT DEVELOPMENTS
sales of petroleum products increased by 3.4% in the nine-month period ended September 30, 2024, from Ps.647.6 billion in the nine-month period ended September 30, 2023 to Ps.669.9 billion in the nine-month period ended September 30, 2024. This increase was mainly due to a 6.6% increase in the sales volume of gasoline, a 2.6% increase in the sales volume of diesel and a 2.5% increase in the sales volume of jet fuel, and was partially offset by a 10.1% decrease in the sales price of gasoline, an 8.7% decrease in the sales price of diesel and an 11.4% decrease in the sales price of jet fuel.

Domestic sales of natural gas decreased by 23.0% in the nine-month period ended September 30, 2024, from Ps.17.4 billion in the nine-month period ended September 30, 2023, to Ps.13.4 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to a 36.0% decrease in its average sales price of natural gas and was partially offset by a 20.8% increase in the sales volume of natural gas.

Domestic sales of liquefied petroleum gas increased by 1.7% in the nine-month period ended September 30, 2024, from Ps.29.5 billion in the nine-month period ended September 30, 2023, to Ps.30.0 billion in the nine-month period ended September 30, 2024, mainly as a result of an 8.3% increase in sales volume, which was partially offset by a 6.0% decrease in its sales price.

Export Revenues

Export revenues decreased by 12.8% in peso terms in the nine-month period ended September 30, 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps.576.8 billion in the nine-month period ended September 30, 2023, to Ps.502.9 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to decreased volume of export sales of Mexican crude oil, partially offset by a 5.6% increase in the weighted average price of Mexican crude oil for export sales. From January 1 to September 30, 2023, the weighted average Mexican export crude oil price was U.S.$68.64 per barrel, compared to U.S.$72.48 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 22.3%, from Ps.350.1 billion in the nine-month period ended September 30, 2023, to Ps.271.9 billion in the nine-month period ended September 30, 2024, and decreased by 21.2% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$19.8 billion in the nine-month period ended September 30, 2023, to U.S.$15.6 billion in the nine-month period ended September 30, 2024, mainly due to a decrease in sales volume. The weighted average price per barrel of crude oil exports in the nine-month period ended September 30, 2024 was U.S.$72.48, or 5.6% higher than the weighted average price of U.S.$68.64 in the nine-month period ended September 30, 2023.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 25.5%, from Ps.56.9 billion in the nine-month period ended September 30, 2023, to Ps.71.4 billion in the nine-month period ended September 30, 2024. This increase was primarily due to an 8.7% increase in the sales price of fuel oil and a 21.2% increase in the volume of fuel oil sold.

For the nine-month period ended September 30, 2024, the average exchange rate of the U.S. dollar against the peso was Ps.17.7104 = U.S.$1.00, as compared to Ps.17.8282 = U.S.$1.00 during the same period of 2023, representing an appreciation of the peso against the U.S. dollar of Ps.0.1178 (or 0.67%), which had an unfavorable effect on our export sales of Ps.1.5 billion in the nine-month period ended September 30, 2024.

(Impairment) of Wells, Pipelines, Properties, Plant and Equipment, Net

(Impairment) of wells, pipelines, properties, plant and equipment decreased by Ps.22.4 billion in the nine-month period ended September 30, 2024 as compared to the nine-month period ended September 30, 2023, from a net (impairment) of Ps.(74.2) billion in the nine-month period ended September 30, 2023, to a net (impairment) of Ps.(51.8) billion in the nine-month period ended September 30, 2024. This net impairment of (67.9) billion in CGUs of Pemex Industrial Transformation was mainly due to a decrease in estimated gross income as a result of adverse operating and market conditions and an increase in the discount rate of CGUs of refined products from 13.88% as of September 30, 2023, to 13.98% as of September 30, 2024, partially offset by a Ps.15.4 billion net reversal of impairment in the cash-generating units (CGUs) of Pemex Exploration and Production, which was itself due to an increase in the price of crude oil, gas and condensates and the positive effect on future cash flows due to the appreciation of the U.S. dollar against the peso. For more information on impairment of wells, pipelines, properties, plant and equipment, net, see Note 13 to our condensed consolidated interim financial statements included herein.

RECENT DEVELOPMENTS

Cost of Sales

Cost of sales increased by 3.2%, or Ps.31.6 billion, in the nine-month period ended September 30, 2024, from Ps.1,000.6 billion in the nine-month period ended September 30, 2023, to Ps.1,032.2 billion in the nine-month period ended September 30, 2024. This increase was mainly due to (1) a Ps.56.1 billion increase in operating expenses primarily due to IEPS tax, (2) a Ps.21.8 billion increase in the amortization of wells and (3) a Ps.18.5 billion increase in maintenance costs. This increase was partially offset by (1) a decrease of Ps.46.4 billion in import purchases, primarily due to a decrease in volume of Magna gasoline, diesel and natural gas and a decrease in the purchase price of imported products and (2) a decrease of Ps.16.3 billion in Hydrocarbons Extraction Duties (Derecho de Extracción de Hidrocarburos).

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 8.3%, from Ps.128.6 billion for the nine-month period ended September 30, 2023, to Ps.139.3 billion for the nine-month period ended September 30, 2024, mainly due to an increase in the net periodic cost of employee benefits and personnel services.

Other Revenues

Other revenues decreased by Ps.3.2 billion in the nine-month period ended September 30, 2024, from Ps.15.1 billion in the nine-month period ended September 30, 2023, to Ps.11.9 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to a Ps.4.0 billion decrease attributable to an updated IEPS Tax.

Other Expenses

Other expenses decreased by Ps.13.4 billion in the nine-month period ended September 30, 2024, from Ps.18.0 billion in the nine-month period ended September 30, 2023, to Ps.4.6 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to a Ps.12.2 billion decrease in the disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income decreased by Ps.3.4 billion in the nine-month period ended September 30, 2024, from Ps.15.7 billion in the nine-month period ended September 30, 2023, to Ps.12.3 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to a reduction in interest earned on Mexican Government local bonds (the “Government Bonds”) issued by the Ministry of Finance and Public Credit and held by Petróleos Mexicanos.

Financing Cost

Financing cost increased by Ps.2.4 billion in the nine-month period ended September 30, 2024, from Ps.111.3 billion in the nine-month period ended September 30, 2023, to Ps.113.7 billion in the nine-month period ended September 30, 2024. This increase was mainly due to higher interest rates associated with our debt.

Derivative Financial Instruments (Cost), Net

Derivative financial instruments (cost), net increased by Ps.6.7 billion, from a Ps.(6.6) billion (cost) in the nine-month period ended September 30, 2023 to a Ps.(13.3) billion (cost) in the nine-month period ended September 30, 2024. This increase in cost primarily resulted from a net increase in the fair value of our cross-currency swaps, arising from the appreciation of the U.S. dollar against other currencies in which our debt is denominated.

Foreign Exchange (Loss) Income, Net

A substantial portion of our debt, 84.6% as of September 30, 2024, is denominated in foreign currencies. Foreign exchange (loss) income, net decreased by Ps.439.3 billion, from a foreign exchange income of Ps.182.9 billion in the nine-

RECENT DEVELOPMENTS
month period ended September 30, 2023 to a foreign exchange loss of Ps.(256.4) billion in the nine-month period ended September 30, 2024. This decrease was primarily due to the effect of depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2023. The value of the peso in U.S. dollar terms appreciated by 9.2%, from Ps.19.4143 = U.S.$1.00 as of December 31, 2022 to Ps.17.6195 = U.S.$1.00 as of September 30, 2023 as compared to a 16.0% depreciation of the peso in U.S. dollar terms from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.19.6290 = U.S.$1.00 as of September 30, 2024.

Total Duties, Taxes and Other

The Derecho por la Utilidad Compartida (Profit-Sharing Duty) and other duties and taxes paid decreased by 48.9% in the nine-month period ended September 30, 2024, from Ps.166.1 billion in the nine-month period ended September 30, 2023 to Ps.84.9 billion in the nine-month period ended September 30, 2024. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps.128.5 billion resulting from the suspension of such duty for the months of January, May, June and July 2024, (2) a 10% reduction in the rate of the Profit-Sharing Duty, from 40.0% in 2023, to 30.0% in 2024 and (3) an increase in deferred income tax expense of Ps.46.4 billion, mainly due to the recognition of a deferred tax asset in September 2023 resulting from a decrease in the Profit-Sharing Duty rate. Total duties, taxes and other represented 6.8% and 12.8% of total revenues in the nine-month periods ended September 30, 2024 and 2023, respectively.

Net (Loss) Income

In the nine-month period ended September 30, 2024, we had a net (loss) of Ps.(430.1) billion, as compared to a net income of Ps.3.0 billion in the nine-month period ended September 30, 2023.

This reduction of net income was mainly the result of (1) a Ps.52.8 billion decrease in total revenues, mainly due to a decrease in the export sales volume of Mexican crude oil and a decrease in the domestic sales prices of gasoline, diesel, jet fuel and natural gas, (2) a Ps.31.6 billion increase in cost of sales, mainly due to an increase in operating expenses, amortization of wells and maintenance, (3) a Ps.6.7 billion increase in derivative financial instruments (cost) and (4) a Ps.439.3 billion decrease in foreign exchange income, mainly due to the negative effect of a depreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2024, as compared to the appreciation of the peso against the U.S. dollar for the nine-month period ended September 30, 2023.

The decrease in net income was partially offset by (1) a Ps.22.4 billion decrease in net impairment, mainly due to an increase in the production profile volume in the barrel of crude oil equivalent and the positive effect on future cash flows due to the appreciation of the U.S. dollar against the peso in the CGUs of Pemex Exploration and Production and (2) a Ps.81.2 billion decrease in taxes and duties, mainly due to the suspension of the Profit-Sharing Duty for the months of January, May, June and July 2024 and a reduction in the Profit-Sharing Duty rate to 30.0%.

Total Other Comprehensive Results

In the nine-month period ended September 30, 2024, we reported total other comprehensive income of Ps.193.4 billion as compared to total other comprehensive income of Ps.83.6 billion in the nine-month period ended September 30, 2023. This change was mainly due to a Ps.114.1 billion increase in positive currency translation effect due to an appreciation of the U.S. dollar against the peso. This effect was partially offset by a Ps.4.4 billion reduction in recognized actuarial gains.

Results of Operations of PEMEX—For the three months ended September 30, 2024 compared to the three months ended September 30, 2023

RECENT DEVELOPMENTS

	Three months ended
	September 30,
	2024(1)				2023
	(millions of pesos or U.S. dollars)
Net revenues
Domestic	Ps.	254,847	U.S.$	12,983	Ps.	253,551
Export	170,662		8,694		207,530
Services income	613		31		728
Total revenues	426,122		21,709		461,809
(Impairment) of wells, pipelines, properties, plant and equipment, net	(34,292)		(1,747)		(8,113)
Cost of sales	346,444		17,650		368,021
Gross income	45,385		2,312		85,676
Distribution, transportation and sale expenses	3,530		180		1,133
Administrative expenses	43,541		2,218		40,530
Other revenues	3,332		170		2,939
Other expenses	1,139		58		15,289
Operating income	508		26		31,662
Financing income	2,076		106		7,511
Financing cost	42,613		2,171		36,506
Derivative financial instruments income (cost), net	2,500		127		(9,437)
Foreign exchange (loss) — net	(130,111)		(6,629)		(47,794)
Profit sharing in associates	157		8		168
(Loss) before duties, taxes and other	(167,484)		(8,532)		(54,396)
Total duties, taxes and other	(6,029)		(307)		24,738
Net (loss)	(161,455)		(8,225)		(79,134)
Total other comprehensive results	22,514		1,147		135,900
Total comprehensive (loss) income	(138,941)		(7,078)		56,765
_____________
Note: Numbers may not total due to rounding.
(1)    Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps.19.6290 = U.S.$1.00 at September 30, 2024. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.
Source: PEMEX’s condensed consolidated interim financial statements as of and for the three-month periods ended September 30, 2024 and 2023.

Total Revenues

Total revenues decreased by 7.7% or Ps.35.7 billion in the three-month period ended September 30, 2024, from Ps.461.8 billion in the three-month period ended September 30, 2023, to Ps.426.1 billion in the three-month period ended September 30, 2024. This decrease was mainly due to a Ps.47.2 billion decrease in the volume of export sales of Mexican crude oil, a Ps.6.4 billion or 2.6% decrease of the weighted average price of Mexican crude oil for export sales, a Ps.41.3 billion decrease in the domestic sales volume of gasoline, diesel, jet fuel and natural gas, partially offset by a Ps.16.8 billion increase in foreign currency variations and a Ps.42.7 billion increase in price of these products. From July 1, 2023 to September 30, 2023, the weighted average Mexican export crude oil price was U.S.$75.90 per barrel, as compared to U.S.$73.94 per barrel for the same period in 2024.

Domestic Revenues

Domestic revenues increased by 0.5% in the three-month period ended September 30, 2024, from Ps.253.6 billion in the three-month period ended September 30, 2023, to Ps.254.8 billion in the three-month period ended September 30, 2024. This increase was mainly due to increases in the sales price of gasoline, diesel, jet fuel and natural gas. Domestic sales of petroleum products increased by 0.1% in the three-month period ended September 30, 2024, from Ps.233.5 billion in the three-month period ended September 30, 2023, to Ps.233.8 billion in the three-month period ended September 30, 2024. This increase was mainly due to a 3.0% increase in the sales price of gasoline, a 4.6 % increase in the sales price of diesel, a 20.1% increase in the sales price of jet fuel and a 19.9% increase in the sale price of fuel oil, and was partially offset by a

RECENT DEVELOPMENTS
decrease in sales volume, mainly due to a 0.7% decrease in the sales volume of diesel and 26.1% decrease in the sales volume of jet fuel.

Domestic sales of natural gas decreased by 13.0% in the three-month period ended September 30, 2024, from Ps.6.9 billion in the three-month period ended September 30, 2023, to Ps.6.0 billion in the three-month period ended September 30, 2024. This decrease was mainly due to a 68.2% decrease in sales volume, which was partially offset by an increase in the sales price of 171.0%.

Domestic sales of liquefied petroleum gas increased by 19.3% in the three-month period ended September 30, 2024, from Ps.8.3 billion in the three-month period ended September 30, 2023, to Ps.9.9 billion in the three-month period ended September 30, 2024, mainly as a result of a 24.1% increase in sales volume.

Export Revenues

Export revenues decreased by 17.7% in peso terms in the three-month period ended September 30, 2024 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale), from Ps.207.5 billion in the three-month period ended September 30, 2023, to Ps.170.7 billion in the three-month period ended September 30, 2024. This decrease was mainly due to a 33.2% decrease in volume of export sales of Mexican crude oil, and a 2.6% decrease in the weighted average price of Mexican crude oil for export sales. From July 1 to September 30, 2023, the weighted average Mexican export crude oil price was U.S.$75.90 per barrel, compared to U.S.$73.94 per barrel in the same period of 2024.

Crude oil and condensate sales decreased by 28.7% in the three-month period ended September 30, 2024, from Ps.125.7 billion in the three-month period ended September 30, 2023, to Ps.89.6 billion in the three-month period ended September 30, 2024, and decreased by 36.8% in U.S. dollar terms (actual invoiced amount in U.S. dollars), from U.S.$7.6 billion in the three-month period ended September 30, 2023, to U.S.$4.8 billion in the three-month period ended September 30, 2024. The weighted average price per barrel of crude oil exports in the three-month period ended September 30, 2024 was U.S.$73.94 or 2.6% lower than the weighted average price of U.S.$75.90 in the three-month period ended September 30, 2023.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids, increased by 32.5%, from Ps.19.1 billion in the three-month period ended September 30, 2023, to Ps.25.3 billion in the three-month period ended September 30, 2024, primarily due to a 6.1% increase in the sales price of fuel oil and a 38.5% increase in the volume of fuel oil.

For the three-month period ended September 30, 2024, the average exchange rate of the U.S. dollar against the peso was Ps.18.9229 = U.S.$1.00, as compared to Ps.17.0601 = U.S.$1.00 during the same period of 2023, representing a depreciation of the peso against the U.S. dollar of Ps.1.8628 (or 10.9%), which had a favorable effect on our export sales of Ps.16.8 billion in the three-month period ended September 30, 2024.

(Impairment) of Wells, Pipelines, Properties, Plant and Equipment, Net

(Impairment) of wells, pipelines, properties, plant and equipment increased by Ps.(26.2) billion in the three-month period ended September 30, 2024 as compared to the three-month period ended September 30, 2023, from a net (impairment) of Ps.(8.1) billion in the three-month period ended September 30, 2023, to a net (impairment) of Ps.(34.3) billion in the three-month period ended September 30, 2024. This was primarily due to a net (impairment) variation of Ps.(26.6) billion in the CGUs of Pemex Industrial Transformation, which was itself mainly due to a decrease in estimated gross income as a result of adverse operating and market conditions and an increase in the discount rate of CGUs of refined products, from 13.88% as of September 30, 2023, to 13.98% as of September 30, 2024.

Cost of Sales

Cost of sales decreased by 5.9%, or Ps.21.6 billion in the three-month period ended September 30, 2024, from Ps.368.0 billion in the three-month period ended September 30, 2023, to Ps.346.4 billion in the three-month period ended September 30, 2024. This decrease was mainly due to (1) a Ps.22.6 billion decrease in purchase of imported products and (2) a Ps. 11.3 billion decrease in inventory variation, due to differences between standard and actual costs. This decrease

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was partially offset by (1) a Ps.9.4 billion increase in operating expenses, (2) a Ps.4.5 billion increase in amortization of wells, and (3) a Ps.7.4 billion increase in maintenance expenses.

Administrative Expenses and Distribution, Transportation and Sale Expenses

Administrative expenses and distribution, transportation and sale expenses increased by 13.0%, from Ps.41.7 billion for the three-month period ended September 30, 2023, to Ps.47.1 billion for the three-month period ended September 30, 2024, mainly due to an increase in net periodic cost of employee benefits.

Other Expenses

Other expenses decreased by Ps.14.2 billion in the three-month period ended September 30, 2024, from Ps.15.3 billion in the three-month period ended September 30, 2023, to Ps.1.1 billion in the three-month period ended September 30, 2024. This decrease was mainly due to a Ps.10.5 billion decrease in the disposal of wells, pipelines, properties, plant and equipment.

Financing Income

Financing income decreased by Ps.5.4 billion in the three-month period ended September 30, 2024, from Ps.7.5 billion in the three-month period ended September 30, 2023, to Ps.2.1 billion in the three-month period ended September 30, 2024. This decrease was mainly due to a reduction in the interest earned on Government Bonds held by Petróleos Mexicanos.

Financing Cost

Financing cost increased by Ps.6.1 billion in the three-month period ended September 30, 2024, from Ps.36.5 billion in the three-month period ended September 30, 2023, to Ps.42.6 billion in the three-month period ended September 30, 2024, mainly due to higher interest rates on our debt.

Derivative Financial Instruments income (Cost), Net

Net derivative financial instruments income (cost) increased by Ps.11.9 billion, from a derivative financial instruments (cost) of Ps. (9.4) billion in the three-month period ended September 30, 2023, to derivative financial instruments income of Ps.2.5 billion in the three-month period ended September 30, 2024. This variation primarily resulted from a net decrease of our cross-currency swaps, currency options and crude oil options primarily due to valuation of the fair value of the variation of the dollar against the currencies that Pemex hedges.

Foreign Exchange (Loss), Net

A substantial portion of our debt, 84.6% as of September 30, 2024, is denominated in foreign currencies. Foreign exchange (loss) increased by Ps.82.3 billion, from a foreign exchange loss of Ps.(47.8) billion in the three-month period ended September 30, 2023 to a foreign exchange loss of Ps.(130.1) billion in the three-month period ended September 30, 2024, primarily due to the negative impact of the peso’s depreciation against the U.S. dollar for the three-month period ended September 30, 2024, as compared to the lower depreciation of the peso against the U.S. dollar for the three-month period ended September 30, 2023. The value of the peso in U.S. dollar terms depreciated by 3.2%, from Ps.17.0720 = U.S.$1.00 as of June 30, 2023 to Ps.17.6195 = U.S.$1.00 as of September 30, 2023 as compared to a 6.8% depreciation of the peso in U.S. dollar terms from Ps.18.3773 = U.S.$1.00 as of June 30, 2024 to Ps.19.6290 = U.S.$1.00 as of September 30, 2024.

Total Duties, Taxes and Other

The Profit-Sharing Duty and other duties and taxes paid decreased by Ps.30.7 billion in the three-month period ended September 30, 2024, from Ps.24.7 billion in the three-month period ended September 30, 2023 to Ps.(6.0) billion in the three-month period ended September 30, 2024. This decrease was mainly due to (1) a decrease in the Profit-Sharing Duty of Ps.68.4 billion, resulting from the suspension of such duty for the months of May, June and July 2024, (2) a 10% reduction in the rate of the Profit-Sharing Duty, from 40.0% in 2023 to 30.0% in 2024 and (3) a decrease in deferred

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income tax income of Ps.37.1 billion, mainly due to the recognition of a deferred tax asset in September 2023 resulting from a decrease in the Profit-Sharing Duty rate. Total duties, taxes and other represented 1.4% and 5.4% of total revenues in the three-month periods ended September 30, 2024 and 2023, respectively.

Net (Loss)

In the three-month period ended September 30, 2024, we had a net (loss) of Ps.(161.5) billion, as compared to a net (loss) of Ps.(79.1) billion in the three-month period ended September 30, 2023.

This increase of net (loss) was mainly the result of (1) a Ps.35.7 billion decrease in total revenues which was itself mainly due to (a) a decrease in the export sales volume of Mexican crude oil and (b) a decrease in sales volume of gasoline, diesel and jet fuel, (2) a Ps.26.2 billion increase in net impairment in the CGUs of Pemex Industrial Transformation mainly due to a decrease in estimated gross income as a result of adverse operating and market conditions and an increase in the discount rate of CGUs of refined products from 13.88% as of September 30, 2023 to 13.98% as of September 30, 2024, (3) a Ps. 6.1 billion increase in financing cost and (4) a Ps. 82.3 billion increase in foreign exchange loss.

The increase in net (loss) was partially offset by (1) a Ps.21.6 billion decrease in cost of sales, mainly in purchases of imported products and inventory variation, (2) a Ps.14.2 billion decrease in other expenses, (3) a Ps.11.9 billion decrease in derivative financial instruments cost and (4) a Ps.30.7 billion decrease in taxes and duties, mainly due to the reduction in the Profit-Sharing Duty rate from 40.0% in 2023 to 30.0% in 2024 and the suspension of such duty for the months of May, June and July 2024.

Total Other Comprehensive Results

In the three-month period ended September 30, 2024, we reported total other comprehensive income of Ps.22.5 billion as compared to total other comprehensive income of Ps.135.9 billion in the three-month period ended September 30, 2023. This change was mainly due to (1) a Ps.135.5 billion recognition in actuarial (losses) as of September 30, 2024, resulting from an increase in the discount rate and return on plan assets related to retirement and post-employment benefits, which rose from 9.42% as of December 31, 2023, to 10.11% as of September 30, 2024 and (2) a Ps.22.1 billion increase in positive currency translation effect due to the appreciation of the U.S. dollar against the peso.

Liquidity and Capital Resources
Overview

During the nine-month period ended September 30, 2024, our liquidity position increased by 32.6% mainly due to the availability of our credit lines and higher cash and cash equivalents. Under the definition of liquidity as funds available under our lines of credit, as well as cash and cash equivalents, our liquidity position was Ps.97.8 billion as of September 30, 2024, which represented an increase of Ps.24.0 billion from Ps.73.7 billion as of December 31, 2023.

Our principal use of funds in the first nine months of 2024 was the payment and prepayment of debt maturities and capital expenditures. We serviced our debt maturities primarily with Ps.802.7 billion from borrowings and Ps.150.5 billion in equity capital contributions from the Mexican Government.

During 2024, work remains in progress for the construction of the Olmeca Refinery and payments made in advance to contractors decreased by Ps.0.4 billion, from Ps.5.9 billion as of December 31, 2023, to Ps.5.5 billion as of September 30, 2024.

As of September 30, 2024, we owed our suppliers Ps.402.9 billion, as compared to Ps.368.3 billion as of December 31, 2023. Despite these obligations, we believe that net cash flows from our operating and financing activities, cash and cash equivalents and Mexican Government support through the tax decrees for the Profit-Sharing Duty and Hydrocarbon Extraction Duty, will be sufficient to meet our working capital, debt service and capital expenditure requirements for the remainder of 2024. Our ability to raise cash from financing activities and any further contributions

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from the Mexican Government involves matters outside of our management’s control and there can be no assurance that such efforts may be successful.
The Ley de Ingresos de la Federación para el Ejercicio Fiscal (Federal Revenue Law) applicable to us as of January 1, 2024, provides for our incurrence of up to Ps.203.7 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions. The Federal Revenue Law applicable to us from January 1 to December 31, 2023, provided for our incurrence of up to Ps.29.9 billion of net indebtedness through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.
As of September 30, 2024, our total indebtedness, including accrued interest, was Ps.1,910.1 billion (U.S.$97.3 billion) in nominal terms, which represented a 6.4%increase compared to our total indebtedness, including accrued interest, of Ps.1,794.5 billion (U.S.$91.4 billion) as of December 31, 2023. Ps.856.9 billion (U.S.$43.7 billion) of our existing debt as of September 30, 2024, or 44.9%, is scheduled to mature in the next three years. Our working capital improved from a negative working capital of Ps.585.2 billion (U.S.$29.8 billion) as of December 31, 2023 to a negative working capital of Ps.565.8 billion (U.S.$28.8 billion) as of September 30, 2024. Our level of debt may further increase in the short or medium term as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, which may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, equity capital contributions from the Mexican Government, drawdowns under our available credit facilities and refinancing our existing indebtedness and repurchase transactions. See Note 18-F to our condensed consolidated interim financial statements included herein for more information related to the actions we are taking to improve our financial position.
We currently have a substantial amount of employee benefits liabilities. Benefits to employees were 31.7% of our total liabilities as of September 30, 2024, and any adjustments recorded will affect our net income and/or comprehensive net income during the corresponding period. As of September 30, 2024, our substantial unfunded reserve for retirement pensions and seniority premiums was Ps.1,285.0 billion.

Credit ratings address our creditworthiness and the likelihood of timely payment of our long-term debt securities. Ratings are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. Our current ratings and the rating outlooks depend, in part, on economic conditions and other factors that affect credit risk and are outside our control, as well as assessments of the creditworthiness of Mexico. Certain ratings agencies have recently reaffirmed Mexico’s credit ratings and their assessment of Mexico’s creditworthiness has and may further affect our credit ratings.
Downgrades of our credit ratings, particularly those below investment grade, may have material adverse consequences on our ability to access the financial markets and/or our cost of financing. In turn, this could significantly harm our ability to meet our existing obligations, financial condition and results of operations.
If such constraints occur at a time when our cash flow from operations is less than the resources necessary to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or utilize alternative financing mechanisms that do not constitute public debt. A reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Additionally, such measures may not be sufficient to permit us to meet our obligations. For more information regarding our credit ratings, please see “Item 5—Liquidity and Capital Resources—Overview” in our Form 20-F.
Going Concern

Our condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that we can meet our payment obligations and our operating continuity. As we describe in Notes 18 and 20 to our condensed consolidated interim financial statements included herein, there exists significant doubt concerning our ability to continue operating as a going concern. We also discuss the circumstances that have caused these negative trends and the concrete actions we are taking to improve our results, strengthen our ability to continue operating and achieve revenue maximization and efficiencies in Notes 18 and 20 to our condensed consolidated interim financial statements included

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herein. We continue to operate as a going concern, and our condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Liquidity Position

Liquidity Position
We define liquidity as funds available under our lines of credit, as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2024 and December 31, 2023.

	September 30, 2024		December 31, 2023
	(in millions of pesos)
Borrowing base under lines of credit	Ps.	4,629	Ps.	4,971
Cash and cash equivalents	93,129		68,747
Liquidity	Ps.	97,758	Ps.	73,718

As of September 30, 2024, we had U.S.$5.9 million and Ps.20.5 million in credit lines in order to provide liquidity. As of September 30, 2024 the peso-denominated credit lines were fully drawn and U.S.$80.0 million was available under U.S. dollar-denominated credit lines.

As of December 31, 2023, the outstanding amount under PMI Trading’s revolving credit line was U.S.$661.2 million. From January 1 to September 30, 2024, PMI Trading drew U.S.$775.4 million from its revolving credit line and repaid U.S.$1,255.4 million. As of September 30, 2024, the outstanding amount under this revolving credit line was U.S.$181.3 million and the available amount was U.S.$43.7 million.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2024, net cash flows from operating activities increased to Ps.269.4 billion, as compared to Ps.261.1 billion in the first nine months of 2023. During the first nine months of 2024, our net cash flows used in investing activities increased to Ps.(216.5) billion, as compared to Ps.(196.4) billion in the same period of 2023. During the first nine months of 2024, new financings totaled Ps.802.7 billion and payments of principal and interest totaled Ps.(1,026.5) billion, as compared to Ps.567.9 billion and Ps.(747.7) billion, respectively, during the first nine months of 2023. During the first nine months of 2024, we applied net funds of Ps.219.9 billion to acquisitions of wells, pipelines, properties, plant and equipment and intangible assets as compared to Ps.210.0 billion for the same period of 2023.
As of September 30, 2024, our cash and cash equivalents totaled Ps.93.1 billion, as compared to Ps.68.7 billion at December 31, 2023. See Note 9 to our condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.
The following table summarizes our sources and uses of cash and cash equivalents for the nine-month periods ended September 30, 2024 and 2023:

	Nine-month period ended September 30,
	2024		2023
	(in millions of pesos)
Net cash flows from operating activities	Ps.	269,363	Ps.	261,110
Net cash flows (used in) investing activities	(216,514)		(196,418)
Net cash flows (used in) financing activities	(54,742)		(45,101)
Net (decrease) increase in cash and cash equivalents	Ps.	(1,893)	Ps.	19,591

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________________
Note:     Numbers may not total due to rounding.

Recent Financing Activities

For our financing activities for the period from October 1, 2024 to December 6, 2024, see Note 20 to our condensed consolidated interim financial statements included herein. As of September 30, 2024, and as of the date of this report, we were not in default under any of our financing agreements.

Capital Expenditures

As of September 30, 2024, the adjusted capital expenditures budget of Ps.235.9 billion represents an increase of 13.6% in comparison to the initial budget for 2024. The increase reflects the recognition of surplus income and its application in our capital expenditures, including reallocations to Pemex Exploration and Production, which has increased its non-capitalized investments. The adjusted budget represents a decrease of 19.2% as compared to capital expenditures in 2023.

As of September 30, 2024, we have spent Ps.161.8 billion, or 68.6%, of the total capital expenditures budget for 2024.
Capital expenditures amounts are derived from the budgetary records of Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Logistics and Petróleos Mexicanos, which are prepared on a cash basis. Accordingly, these capital expenditure amounts do not reflect the acquisition of wells, pipelines, properties, plant and equipment of Ps.194.8 billion included in our consolidated financial statements prepared in accordance with IFRS.

Increases to the financial investment budget have been designated for the construction of the Olmeca Refinery.

The following table shows our original and adjusted capital expenditures budget for 2024, excluding non-capitalizable maintenance, as well as actual amounts spent as of September 30, 2024 by each productive state-owned subsidiary and the same information for financial investments.
Capital Expenditures and Budget by Subsidiary

	2024 Original Budget		2024 Adjusted Budget		Actual spent as of September 30, 2024
	(millions of pesos)
Capital expenditures
Pemex Exploration and Production	Ps.	180,723	Ps.	176,587	Ps.	129,327
Pemex Industrial Transformation	21,727		46,926		26,790
Pemex Logistics	3,786		9,762		4,833
Petróleos Mexicanos	1,468		2,604		867
Total capital expenditures	Ps.	207,704	Ps.	235,879	Ps.	161,817

Total financial investment	Ps.	2,752	Ps.	45,777	Ps.	44,437
Note: Numbers may not total due to rounding.

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n.a.: Not applicable.
Amended budget was authorized on January 31, 2024. The original budget was published in the Official Gazette of the Federation on November 25, 2023.
Adjusted budget authorized on September 30, 2024.
Source: Petróleos Mexicanos

Business Overview

Production

Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2024		2023		Change	%
Operating Highlights
Production
Liquids (tbpd) (1) (3)	1,771		1,861		(90.0)	(4.8)
Natural gas (mmcfpd) (2)(3)	3,710		4,028		(318.0)	(7.9)
Petroleum products (tbpd) (4)	940		821		119.0	14.5
Dry gas from plants (mmcfpd)	1,841		2,109		(268.0)	(12.7)
Natural gas liquids (tbpd)	153		166		(13.0)	(7.8)
Petrochemicals (tt)	803		762		41.0	5.4

Average crude oil exports (tbpd) (5)
Olmeca	28.2		16.4		11.8	72.0
Isthmus (6)	242.1		446.3		(204.2)	(45.8)
Maya (7)	458.1		585.1		(127.0)	(21.7)
Zapoteco	59.0		—		59.0	100.0
Total	787.5		1,047.8		(260.3)	(24.8)

Value of crude oil exports (value in millions of U.S. dollars) (5)	U.S.$	15,576.8	U.S.$	19,963.5	(4,386.7)	(22.0)

Average PEMEX crude oil export prices per barrel (8)
Olmeca	U.S.$	74.74	U.S.$	79.28	(4.5)	(5.7)
Isthmus	74.89		71.72		3.2	4.4
Maya	70.51		68.43		2.1	3.0
Altamira	67.39		—		67.4	100.0
Zapoteco	73.69		—		73.7	100.0
Weighted average price (9)	U.S.$	72.19	U.S.$	69.79	2.4	3.4

West Texas Intermediate crude oil average price per barrel (10)	U.$	77.67	U.$	77.30	0.4	0.5
Note: Numbers may not total due to rounding.
Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.
n.a. = not available.
(1)Includes crude oil and condensates.
(2)Gas production does not include nitrogen.
(3)Does not consider the production of oil and gas corresponding to the partner.
(4)Gasoline production does not consider transfers.

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(5)The volume and value of crude oil exports reflects customary adjustments by P.M.I. Comercio Internacional, S.A. de C.V. (which we refer to as PMI), P.M.I. Trading Designated Activity Company (formerly P.M.I. Trading, Ltd., which we refer to as P.M.I. Trading DAC), P.M.I. Norteamérica, S.A. de C.V., (which we refer to as PMI-NASA, and, together with PMI and P.M.I. Trading DAC, we collectively refer to as the PMI Subsidiaries) to reflect the percentage of water in each shipment as of September 30, 2024.
(6)Includes Mexican Blend Salina Cruz (MXBSC) crude oil.
(7)Includes heavy crude oil Altamira and Talam.
(8)Average price during period indicated based on billed amounts.
(9)On December 6, 2024, the weighted average price of our crude oil export mix was U.S.$62.87 per barrel.
(10)On December 6, 2024, the West Texas Intermediate crude oil spot price was U.S.$67.2 per barrel.
Source: Petróleos Mexicanos and the PMI Subsidiaries.

Daily production of liquids decreased by 4.8% in the first nine months of 2024, from 1,861 thousand barrels per day in the first nine months of 2023, to 1,771 thousand barrels per day in the first nine months of 2024. This decrease was mainly due to:

•a 14.7% decrease in the production of liquids in light crude oil, mainly in new developments such as the Quesqui, Tupilco Profundo and Xanab fields, and

•a 2.6% decrease in the production of heavy crude oil, mainly due to declining production in mature fields of the Ku-Maloob-Zaap (Zaap and Ku) business unit.

Production of natural gas decreased by 7.9% during the first nine months of 2024, from 4,028 million cubic feet per day in the first nine months of 2023 to 3,710 million cubic feet per day in the same period of 2024. This decrease in production was primarily in the Quesqui and Tupulco Profundo fields in the Southern Region, as well as the Akal and Ku fields in the Northeast Marine Region. The decrease was partially offset by an increase in natural gas production in the Ixachi field in the Northern Region.

Production of petroleum products increased by 14.5% during the first nine months of 2024, from 821 thousand barrels per day in the first nine months of 2023 to 940 thousand barrels per day in the first nine months of 2024. The production of petroleum products in the first nine months of 2024 was composed of 287 thousand barrels of gasoline, 183 thousand barrels of diesel, 32 thousand barrels of jet fuel and 439 thousand barrels of other petroleum products and liquefied petroleum gas.

Dry gas production decreased by 12.7% during the first nine months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower gas production at the Cactus, Ciudad Pemex and Nuevo Pemex gas processing complexes.

Natural gas liquids production decreased by 7.8% during the first nine months of 2024, as compared to the same period of 2023. This decrease was mainly due to lower production of gas liquids at the Cactus gas processing complex.

Petrochemicals production increased by 5.4% during the first nine months of 2024, as compared to the same period of 2023. This increase was mainly the result of improved performance in the following areas:

•In the methane derivatives segment, ammonia production was 148.2 thousand of tons during the first nine months of 2024, or 26.7 thousand of tons higher than in the same period of 2023, as a result of greater operational continuity of the ammonia VI unit and the start-up of ammonia production at the ammonia VII unit at the Cosoleacaque petrochemical complex. Production of other products (which include carbon dioxide, butadienes, petrochemicals specialties, oxygen and polyethylene by-products) was 265.6 thousand tons during the first nine months of 2024, or 63.2 thousand tons higher than in the same period of 2023, due to the higher production of carbon dioxide at the Cosoleacaque petrochemical complex.
•Methanol production at the Independencia petrochemical complex was 108.2 thousand tons during the first nine months of 2024, or 15.6 thousand tons higher than in the same period of 2023, as a result of a longer operating time of the methanol unit no. 2.
•Production of carbon black feedstock was 52.4 thousand tons during the first nine months of 2024, or 8.9 thousand tons higher than in the same period of 2023, as a result of the increased processing of heavy crude oil at the Cadereyta refinery.

RECENT DEVELOPMENTS

Armed conflict and related destabilization of world energy markets

The prices of oil and natural gas remain extremely volatile as a result of ongoing armed conflicts, including the military conflict involving Russia and Ukraine, the conflict in the Middle East and disruptions to shipping operations in the Red Sea. Our revenues and profitability are heavily dependent on the prices we receive from sales of oil and natural gas. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from OPEC and OPEC+ member states and other oil-producing nations. Destabilization of global oil and gas prices could reduce our sales and adversely affect our results and profitability. Oil and gas prices have, on average, decreased and may continue to decrease based on factors beyond our control, including geopolitical events.

Industrial Transformation

Crude oil processing averaged 946 thousand barrels per day during the first nine months of 2024, which represented an increase of 16.4% as compared to the same period of 2023. This increase was mainly due higher processing levels in our refineries as follows: 35.4 thousand barrels per day in Cadereyta, 27.6 thousand barrels per day in Madero, by 22.9 thousand barrels per day in Salina Cruz, 21.7 thousand barrels per day in Salamanca, 11.1 thousand barrels per day in Minatitlán and 19.9 thousand barrels per day in Dos Bocas. In addition, primary distillation utilization capacity averaged 56.4% during the first nine months of 2024, an increase of 6.9 percentage points with respect to the same period of 2023.

Olmeca Refinery

By the end of September 2024, the Olmeca refinery was processing crude oil and producing oil products with the process units of Train 1. However, on September 30, 2024, the refinery had to stop operations to perform an electrical bypass and address a minor electrical incident. As of the date of this report, the refinery is operational.

Deer Park Refinery

Production

Our selected summary operating data is set forth below.

	Nine months ended September 30,
	2024	2023	Change	%
Operating Highlights
Production
Petroleum products (tbpd)	285	283	2.0	0.7
Dry gas from plants (mmcfpd)	14	13	1.0	7.7
Natural gas liquids (tbpd)	11	6	5.0	83.3
Petrochemicals (tt)	16	12	4.0	33.3

Tbpd = thousands of barrels per day.
mmcfpd = millions of cubic feet per day.
Tt = thousands of tons.

Source: Deer Park’s statistical and accounting information systems.

From January 1 to September 30, 2024, the Deer Park Refinery processed 273.3 thousand barrels per day of crude oil and produced 284.8 thousand barrels per day of petroleum products, of which 44.5% were distillates.

Gasolinas Bienestar, S.A. de C.V.

Since July 2023, Gasolinas Bienestar, S.A. de C.V., our wholly owned subsidiary, acquires crude oil and petroleum products from certain of our affiliates for export to the Republic of Cuba. In the nine-months ended September 30, 2024, Gasolinas Bienestar, S.A. de C.V. exported 31.3 thousand barrels per day of crude oil and 2.9

RECENT DEVELOPMENTS
thousand barrels per day of petroleum products in the aggregate amount of Ps.9.3 billion (U.S.$ 0.5 billion). Such sales represented 2.9% of total exports of crude oil and 1.5% of total export sales of petroleum products, respectively. Sales by Gasolinas Bienestar, S.A. de C.V. are made under peso-denominated contracts at prevailing market rates. We have procedures in place to ensure such sales are carried out in compliance with applicable law.

United Mexican States

Presidential and federal congressional elections in Mexico were held on June 2, 2024. Ms. Claudia Sheinbaum Pardo, a member of the Movimiento Regeneración Nacional (National Regeneration Movement), was elected President of Mexico and took office on October 1, 2024, replacing Mr. Andrés Manuel López Obrador. The new President’s term will expire on September 30, 2030. The newly-elected members of the Mexican Congress took office on September 1, 2024.

Directors and Senior Management

Board of Directors

Effective as of October 1, 2024, Ms. Luz Elena González Escobar was ratified by the Mexican Congress as Secretary of Energy and, therefore, in accordance with the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), as chairperson of the Board of Directors of Petróleos Mexicanos, replacing Mr. Miguel Ángel Maciel Torres.

Originally appointed under the administration of Mr. Andrés Manuel López Obrador, Mr. Rogelio Ramírez de la O continued in his capacity as Secretary of Finance and Public Credit under the administration of President Sheinbaum and, therefore, in accordance with the Petróleos Mexicanos Law, as a member of the Board of Directors of Petróleos Mexicanos.

Effective as of October 1, 2024, Mexico’s Secretary of the Economy, Mr. Marcelo Ebrard Casaubón and Mexico’s Secretary of the Environment and Natural Resources, Mrs. Alicia Bárcena Ibarra, were appointed to the Board of Directors of Petróleos Mexicanos by President Sheinbaum. Mr. Marcelo Ebrard Casaubón and Mrs. Alicia Bárcena Ibarra replaced Mrs. Raquel Buenrostro Sánchez and Mrs. María Luisa Albores González, respectively.

Senior Management

Effective as of October 1, 2024, Dr. Víctor Rodríguez Padilla was appointed Chief Executive Officer of Petróleos Mexicanos by President Sheinbaum, replacing Mr. Octavio Romero Oropeza.

On October 2, 2024, the Board of Directors of Petróleos Mexicanos approved the following appointments:

•Mrs. Rosa Bello Pérez, as General Counsel of Petróleos Mexicanos, effective on October 2, 2024;
•Mr. Juan Carlos Carpio Fragoso, as Chief Financial Officer of Petróleos Mexicanos effective on October 2, 2024;
•Mr. Néstor Martínez Romero, as Chief Executive Officer of Pemex Exploration and Production, effective on October 2, 2024;
•Mr. Carlos Armando Lechuga Aguiñaga, as Chief Executive Officer of Pemex Industrial Transformation, effective
•on October 2, 2024; and
•Mr. Israel Benítez López, as Chief Executive Officer of Pemex Logistics, effective on October 7, 2024.

General Regulatory Framework

Energy Reform Decree

On October 31, 2024, amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Mexican Constitution) were published as the Decreto por el que se reforman el párrafo quinto del artículo 25, los párrafos sexto y séptimo del artículo 27 y el párrafo cuarto del artículo 28 de la Constitución Política de los Estados Unidos Mexicanos, en materia de áreas y empresas estratégicas (Decree amending Paragraph 5 of Article 5, Paragraphs 6

RECENT DEVELOPMENTS
and 7 of Article 27 and Paragraph 4 of Article 28 of the Mexican Constitution regarding Strategic Enterprises, which we refer as the Energy Reform Decree) in the Official Gazette of the Federation.

The Energy Reform Decree took effect on November 1, 2024 and transformed our legal regime from a Productive State-Owned Company (Empresa Productiva del Estado) to a State-Owned Public Company (Empresa Pública del Estado). The Energy Reform Decree includes artículos transitorios (transitional articles) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree (we refer to such implementing legislation as the Secondary Legislation) within 180 natural days. As of the date of this report, the Secondary Legislation and the implementation of the Energy Reform Decree are pending.

Fiscal Regime

On November 13, 2024, the Mexican Government announced that it would consolidate the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and other duties levied on oil exploration activities by Petróleos Mexicanos into a new
Derecho Petrolero para el Bienestar (“Welfare Oil Duty”). The new Welfare Oil Duty will go into effect on January 1, 2025 and will be set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: /s/ José Alberto Jiménez Hernández..
José Alberto Jiménez Hernández
Associate Managing Director of Finance

Date: December 19, 2024

RECENT DEVELOPMENTS

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:
•exploration and production activities, including drilling;
•activities relating to import, export, refining, transportation, storage and distribution of petrochemicals, petroleum, natural gas and oil products;
•activities relating to our lines of business;
•projected and targeted capital expenditures and other costs;
•trends in international and Mexican crude oil and natural gas prices;
•liquidity and sources of funding, including our ability to continue operating as a going concern;
•farm-outs, joint ventures and strategic alliances with other companies; and
•the monetization of certain of our assets.
Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:
•general economic and business conditions, including changes in international and Mexican crude oil and natural gas prices, refining margins and prevailing exchange rates;
•credit ratings and limitations on our access to sources of financing on competitive terms;
•our ability to find, acquire or gain access to additional reserves and to develop, either on our own or with our strategic partners, the reserves that we obtain successfully;
•the level of financial and other support we receive from the Mexican Government;
•national or international public health events, including the outbreak of pandemics or contagious disease;
•the outbreak of military hostilities, including an escalation of the military conflict involving Russia and Ukraine, the conflict in the Middle East and disruptions to shipping operations in the Red Sea;
•effects on us from competition, including on our ability to hire and retain skilled personnel;
•uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;
•technical difficulties;
•significant developments in the global economy;
•significant economic or political developments in Mexico and the United States;
•developments affecting the energy sector;
•changes in, or failure to comply with, our legal regime or regulatory environment, including with respect to tax, environmental regulations, fraudulent activity, corruption and bribery;
•receipt of governmental approvals, permits and licenses;
•natural disasters, accidents, blockades and acts of sabotage or terrorism;
•the cost and availability of adequate insurance coverage; and

RECENT DEVELOPMENTS
•the effectiveness of our risk management policies and procedures.
Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

RECENT DEVELOPMENTS

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Assets	Note	September 30, 2024		December 31, 2023

Current assets:
Cash and cash equivalents	8,9	Ps.	93,129,060	Ps.	68,747,376
Customers, net	7,8,10-A	119,382,999		111,394,431
Other financing receivables	8,10-B	39,837,533		40,887,127
Other non-financing receivables	10-B	89,055,377		163,079,678
Inventories	11	105,896,437		112,035,992
Government Bonds	8, 15-A	21,570,204		28,637,314
Derivative financial instruments	8	11,459,651		9,926,384
Other current assets	8	6,195,580		3,832,444
Total current assets	6	Ps.	486,526,841	Ps.	538,540,746
Non-current assets:
Investments in associates	8,12	2,240,627		1,854,803
Wells, pipelines, properties, plant and equipment, net	13	1,562,869,475		1,482,322,166
Rights of use assets		42,939,945		43,203,180
Long-term notes receivable, net of current portion	8	1,074,705		1,179,706
Government Bonds	8, 15-A	21,474,438		35,495,104
Deferred income taxes and duties		159,345,583		169,914,720
Intangible assets, net	14	25,299,822		20,350,819
Other assets	15-B	11,438,972		10,614,092
Total non-current assets	6	Ps.	1,826,683,567	Ps.	1,764,934,590
Total assets		Ps.	2,313,210,408	Ps.	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Financial Position
As of September 30, 2024 and December 31, 2023

(Figures stated in thousands, except as noted)

Liabilities	Note	September 30, 2024		December 31, 2023

Short-term debt and current portion of long-term debt	8,16	Ps.	358,663,020	Ps.	477,221,594
Short-term leases	8	8,326,378		8,003,743
Suppliers	8	402,873,764		368,345,849
Income taxes and duties payable		136,692,668		150,004,749
Accounts and accrued expenses payable	8	97,474,854		83,646,764
Derivative financial instruments	8	48,303,255		36,494,962
Total current liabilities	6	Ps.	1,052,333,939	Ps.	1,123,717,661
Long-term liabilities:
Long-term debt, net of current portion	8,16	1,551,413,983		1,317,248,763
Long-term leases, net of current portion	8	37,854,103		33,844,590
Employee benefits		1,285,046,599		1,372,459,213
Provisions for sundry creditors	17	96,239,356		83,310,554
Other liabilities		16,162,183		13,075,178
Deferred income taxes		13,341,951		12,798,187
Total long-term liabilities	6	Ps.	3,000,058,175	Ps.	2,832,736,485
Total liabilities		Ps.	4,052,392,114	Ps.	3,956,454,146
Equity (deficit)	6,18
Controlling interest:
Certificates of Contribution “A”		Ps.	1,346,716,466	Ps.	1,196,207,416
Mexican Government contributions		66,730,591		66,730,591
Legal reserve		1,002,130		1,002,130
Accumulated other comprehensive result		186,068,477		(7,313,005)
Accumulated deficit:
From prior years		(2,909,489,303)		(2,917,596,017)
Net (loss) income for the period/year		(429,954,398)		8,106,714
Total controlling interest		(1,738,926,037)		(1,652,862,171)
Total non-controlling interest		(255,669)		(116,639)
Total equity (deficit)		Ps.	(1,739,181,706)	Ps.	(1,652,978,810)
Total liabilities and equity (deficit)		Ps.	2,313,210,408	Ps.	2,303,475,336

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Comprehensive Income
For the nine-month periods ended September 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2024		2023

Net revenues
Domestic	6,7	Ps.	736,673,311	Ps.	714,792,445
Export	6,7	502,900,362		576,781,538
Services income	6,7	1,974,771		2,831,115
Total revenues		1,241,548,444		1,294,405,098
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-E	(51,841,445)		(74,197,552)
Cost of sales	6	1,032,195,736		1,000,565,653
Gross income	6	157,511,263		219,641,893
Distribution, transportation and sale expenses	6	11,262,411		8,622,813
Administrative expenses	6	128,017,247		120,014,336
Other revenues	6	11,913,242		15,109,459
Other expenses	6	4,591,260		17,959,348
Operating income	6	25,553,587		88,154,855
Financing income (1)	6	12,269,991		15,735,423
Financing cost (2)	6	113,713,251		111,286,524
Derivative financial instruments (cost), net	6	(13,283,533)		(6,649,056)
Foreign exchange (loss) income — net	6	(256,406,202)		182,881,696
Sum of financing cost, net, derivative financial instruments (cost), net and foreign exchange (loss) income, net		(371,132,995)		80,681,539
Profit sharing in associates	6,12	421,839		320,176
(Loss) income before duties, taxes and other		(345,157,569)		169,156,570
Profit sharing duty, net		78,258,705		206,782,745
Income tax expense (benefit)		6,686,484		(40,650,971)
Total duties, taxes and other	6	84,945,189		166,131,774
Net (loss) income	6	Ps.	(430,102,758)	Ps.	3,024,796
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		72,312,743		(41,835,104)
Items that will not be reclassified:
Actuarial gains - employee benefits, net of taxes	18-D	121,078,069		125,479,436
Total other comprehensive results		193,390,812		83,644,332
Total comprehensive (loss) income		Ps.	(236,711,946)	Ps.	86,669,128
Net (loss) income attributable to:
Controlling interest		(429,954,398)		3,056,541
Non-controlling interest		(148,360)		(31,745)
Net (loss) income		Ps.	(430,102,758)	Ps.	3,024,796
Other comprehensive results attributable to:
Controlling interest		193,381,482		83,513,451
Non-controlling interest		9,330		130,881
Total other comprehensive results		Ps.	193,390,812	Ps.	83,644,332
Comprehensive results attributable to:
Controlling interest		Ps.	(236,572,916)	Ps.	86,569,992
Non-controlling interest		(139,030)		99,136
Total comprehensive (loss) income		Ps.	(236,711,946)	Ps.	86,669,128

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gains resulting from changes on discount rate of plugging of wells in 2024 and 2023.
(2)Mainly interest on debt.
F-3

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Comprehensive Income
For the three-month periods ended September 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	Note	2024		2023

Net revenues
Domestic	6,7	Ps.	254,847,325	Ps.	253,551,494
Export	6,7	170,662,040		207,529,553
Services income	6,7	612,634		728,212
Total revenues		426,121,999		461,809,259
(Impairment) of wells, pipelines, properties, plant and equipment, net	6,13-E	(34,292,454)		(8,113,061)
Cost of sales	6	346,444,413		368,020,514
Gross income	6	45,385,132		85,675,684
Distribution, transportation and sale expenses	6	3,529,791		1,133,458
Administrative expenses	6	43,540,791		40,529,871
Other revenues	6	3,332,125		2,939,011
Other expenses	6	1,138,712		15,289,000
Operating income	6	507,963		31,662,366
Financing income (1)	6	2,075,540		7,510,892
Financing cost (2)	6	42,612,769		36,505,707
Derivative financial instruments income (cost), net	6	2,499,784		(9,437,395)
Foreign exchange (loss) — net	6	(130,111,060)		(47,794,436)
Sum of financing cost, net, derivative financial instruments income (cost), net and foreign exchange (loss), net		(168,148,505)		(86,226,646)
Profit sharing in associates	6,12	156,623		168,207
(Loss) before duties, taxes and other		(167,483,919)		(54,396,073)
Profit sharing duty, net		1,137,598		69,580,245
Income tax (benefit)		(7,166,116)		(44,841,959)
Total duties, taxes and other	6	(6,028,518)		24,738,286
Net (loss)	6	Ps.	(161,455,401)	Ps.	(79,134,359)
Other comprehensive results:
Items that will be reclassified subsequently:
Currency translation effect		32,566,622		10,420,279
Items that will not be reclassified:
Actuarial (losses) gains - employee benefits, net of taxes	18-D	(10,052,530)		125,479,436
Total other comprehensive results		22,514,092		135,899,715
Total comprehensive (loss) income		Ps.	(138,941,309)	Ps.	56,765,356
Net (loss) attributable to:
Controlling interest		Ps.	(161,335,312)	Ps.	(79,134,482)
Non-controlling interest		(120,089)		123
Net (loss)		Ps.	(161,455,401)	Ps.	(79,134,359)
Other comprehensive results attributable to:
Controlling interest		Ps.	22,509,993	Ps.	135,763,177
Non-controlling interest		4,099		136,538
Total other comprehensive results		Ps.	22,514,092	Ps.	135,899,715
Comprehensive results attributable to:
Controlling interest		Ps.	(138,825,319)	Ps.	56,628,695
Non-controlling interest		(115,990)		136,661
Total comprehensive (loss) income		Ps.	(138,941,309)	Ps.	56,765,356

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
(1)Includes financing income from investments and gains resulting from changes on discount rate of plugging of wells in 2024 and 2023.
(2)Mainly interest on debt.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies

Condensed Consolidated Interim Statements of Changes in Equity (Deficit)
For the nine-month periods ended September 30, 2024 and 2023
(Figures stated in thousands, except as noted) (See Note 18)

	Controlling interest
							Accumulated other comprehensive result				Accumulated deficit
	Certificates of Contribution “A”		Mexican Government contributions		Legal reserve		Cumulative currency translation effect		Actuarial gains on employee benefits effect		For the year/period		From prior years		Total		Non- controlling interest		Total Equity (deficit)
Balances as of December 31, 2022	Ps.	1,029,592,293	Ps.	66,730,591	Ps.	1,002,130	Ps.	25,437,210	Ps.	26,300,178	Ps.	100,412,051	Ps.	(3,018,008,068)	Ps.	(1,768,533,615)	Ps.	(288,610)	Ps.	(1,768,822,225)
Transfer to accumulated deficit	—		—		—		—		—		(100,412,051)		100,412,051		—		—		—
Increase in Certificates of Contribution “A”	102,670,500		—		—		—		—		—		—		102,670,500		—		102,670,500
Total comprehensive (loss) income	—		—		—		(41,965,985)		125,479,436		3,056,541		—		86,569,992		99,136		86,669,128
Balances as of September 30, 2023	Ps.	1,132,262,793	Ps.	66,730,591	Ps.	1,002,130	Ps.	(16,528,775)	Ps.	151,779,614	Ps.	3,056,541	Ps.	(2,917,596,017)	Ps.	(1,579,293,123)	Ps.	(189,474)	Ps.	(1,579,482,597)
Balances as of December 31, 2023	Ps.	1,196,207,416	Ps.	66,730,591	Ps.	1,002,130	Ps.	(28,679,410)	Ps.	21,366,405	Ps.	8,106,714	Ps.	(2,917,596,017)	Ps.	(1,652,862,171)	Ps.	(116,639)	Ps.	(1,652,978,810)
Transfer to accumulated deficit	—		—		—		—		—		(8,106,714)		8,106,714		—		—		—
Increase in Certificates of Contribution “A”	150,509,050		—		—		—		—		—		—		150,509,050		—		150,509,050
Total comprehensive income (loss)	—		—		—		72,303,538		121,077,944		(429,954,398)				(236,572,916)		(139,030)		(236,711,946)
Balances as of September 30, 2024	Ps.	1,346,716,466	Ps.	66,730,591	Ps.	1,002,130	Ps.	43,624,128	Ps.	142,444,349	Ps.	(429,954,398)	Ps.	(2,909,489,303)	Ps.	(1,738,926,037)	Ps.	(255,669)	Ps.	(1,739,181,706)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos,
Productive State-Owned Subsidiaries and Subsidiary Companies
Condensed Consolidated Interim Statements of Cash Flows
For the nine-month periods ended September 30, 2024 and 2023
(Figures stated in thousands, except as noted)

	2024		2023

Operating activities:
Net (loss) income	Ps.	(430,102,758)	Ps.	3,024,796
Total duties, taxes and other	84,945,189		166,131,774
Depreciation and amortization of wells, pipelines, properties, plant and equipment	109,420,397		87,402,614
Amortization of intangible assets	298,749		378,652
Impairment of wells, pipelines, properties, plant and equipment	51,841,445		74,197,552
Capitalized unsuccessful wells	4,492,794		3,585,484
Unsuccessful wells from intangible assets	13,340,903		19,053,508
Loss from disposal of wells, pipelines, properties, plant and equipment	1,696,587		16,392,204
Depreciation of rights of use	4,510,326		4,391,365
Cancellation of leases	—		(123,724)
Unrealized foreign exchange loss of reserve for well abandonment	3,736,910		3,069,700
(Profit) sharing in associates, net	(421,839)		(320,176)
Unrealized foreign exchange loss (income)	236,653,268		(168,939,695)
Financing cost	113,713,251		111,286,524
Financing income	(12,269,991)		(15,735,423)
Funds from operating activities	181,855,231		303,795,155
Profit-sharing duty and income tax paid	(46,370,908)		(165,317,531)
Derivative financial instruments	10,275,027		15,349,280
Customers and accounts receivable	70,028,437		(2,687,184)
Inventories	6,121,066		3,828,046
Accounts payable and accrued expenses	13,828,090		4,949,581
Suppliers	39,691,932		4,035,909
Provisions for sundry creditors	1,041,755		9,776,998
Employee benefits	41,704,473		41,411,517
Other taxes and duties	(48,812,480)		45,967,953
Net cash flows from operating activities	269,362,623		261,109,724
Investing activities
Interest collected	5,254,829		1,897,776
Other assets	(1,857,764)		11,713,758
Acquisition of wells, pipelines, properties, plant and equipment	(194,810,063)		(181,769,291)
Acquisition of intangible assets	(25,100,939)		(28,260,549)
Net cash flows (used in) investing activities	(216,513,937)		(196,418,306)
Financing activities:
Increase in equity due to Certificates of Contribution “A”	150,509,050		102,670,507
Collections from the Mexican Government	20,936,777		31,470,648
Interest collected from the Mexican Government	4,328,054		6,760,491
Lease payments	(5,114,630)		(4,438,198)
Interest of lease paid	(1,583,972)		(1,698,701)
Loans obtained from financial institutions	802,721,233		567,881,697
Debt payments, principal only	(904,734,885)		(626,358,506)
Interest paid	(121,804,035)		(121,388,570)
Net cash flows (used in) financing activities	(54,742,408)		(45,100,632)
Net (decrease) increase in cash and cash equivalents	(1,893,722)		19,590,786
Effects of foreign exchange on cash balances	26,275,406		(13,298,356)
Cash and cash equivalents at the beginning of the year	68,747,376		64,414,511
Cash and cash equivalents at the end of the period (Note 9)	Ps.	93,129,060	Ps.	70,706,941

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
NOTE 1.    STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation. This Decree came into effect on December 21, 2013 and includes transitional articles setting forth the general framework and timeline for implementing legislation relating to the energy sector.

On August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt came into effect. On June 10, 2015, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and the following day the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in the United Mexican States (“Mexico”), as well as refining, processing, storing, transporting, selling and trading in these products.

The Subsidiary Entities, Pemex Exploración y Producción (“Pemex Exploration and Production”), Pemex Transformación Industrial (“Pemex Industrial Transformation”) and Pemex Logística (“Pemex Logistics”) are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities and their primary purposes, are as follows:

•Pemex Exploration and Production: This entity is in charge of the exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad, as well as drilling services and repair and services of wells;

•Pemex Industrial Transformation: This entity performs activities related to refining, transformation, processing, importing, exporting, trading and the sale of hydrocarbons, petroleum products, natural gas and petrochemicals, as well as commercializes, distributes and trades methane, ethane and propylene, directly or through others; and

•Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos has significant influence but not control or joint control over its financial and operating policies. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX”.

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Alcaldía Miguel Hidalgo, 11300, Ciudad de México, México.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 2.    AUTHORIZATION AND BASIS OF PREPARATION

Authorization

On December 19, 2024, these condensed consolidated interim financial statements and the notes hereto were authorized for issuance by the following officers: Mr. Víctor Rodríguez Padilla, Chief Executive Officer, Mr. Juan Carlos Carpio Fragoso, Chief Financial Officer, Mrs. Elizabeth González Garduño, Deputy Director of Budgeting and Accounting and Mr. Óscar René Orozco Piliado, Associate Managing Director of Accounting.

Basis of preparation

A.    Statement of compliance

PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2024 and December 31, 2023, and for the three- and nine-month periods ended September 30, 2024 and 2023, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023. PEMEX estimates that there is no significant impact on its condensed consolidated interim financial statements due to the seasonality of operations. These condensed consolidated interim financial statements follow the same accounting policies and methods of computation as PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

B.    Basis of accounting

These condensed consolidated interim financial statements have been prepared using the historical cost basis method, except for the following items, which have been measured using an alternative basis.

ITEM	BASIS OF MEASUREMENT
Derivative Financial Instruments (“DFIs”)	Fair Value

Employee Benefits	Fair Value of plan assets less present value of the obligation (defined benefit plan)

C.    Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX will be able to continue its operations and can meet its payment obligations for a reasonable period (See Note 18-F).

D.    Functional and reporting currency

These condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.The economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
ii.    The budget through which Petróleos Mexicanos and its Subsidiary Entities operate as entities of the Mexican Government, including the ceiling for personnel services, is elaborated, approved and exercised in Mexican pesos;

iii.    Employee benefits provision was 32% and 35% of PEMEX’s total liabilities as of September 30, 2024 and December 31, 2023, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.    Cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of certain products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

With regards to PEMEX’s foreign currency (export sales, borrowings, etc.), Mexico’s monetary policy regulator, the Banco de México (“Mexican Central Bank”), requires that Mexican Government entities other than financial entities sell their foreign currency to the Mexican Central Bank in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

Terms definition

References in these condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “U.S.$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “pounds sterling” or “£” refers to the legal currency of the United Kingdom and “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share prices.

E.    Use of judgments and estimates

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires the use of estimates and assumptions made by PEMEX’s management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of these condensed consolidated interim financial statements, as well as the recorded amounts of income, costs and expenses during the period. Actual results may differ from these estimates.

Significant estimates and underlying assumptions are reviewed, and the effects of such revisions are recognized in the periods in which any estimates are revised and in any future periods affected by such revision.

The significant judgements made by management in applying PEMEX’s accounting policies and the key sources of estimation uncertainty were the same as those described in PEMEX’s audited consolidated financial statements as of and for the year ended December 31, 2023.

i.    Measurement of fair values

Some of PEMEX’s accounting policies and disclosures require the measurement of the fair values of financial assets and liabilities, as well as non-financial assets and liabilities. PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 3.    MATERIAL ACCOUNTING POLICIES

The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the preparation of PEMEX’s annual consolidated financial statements as of and for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024. However, these new standards have not had a material effect on the condensed consolidated interim financial statements of PEMEX.

NOTE 4.    RECENTLY ISSUED ACCOUNTING STANDARDS

A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, PEMEX has not early adopted the new or amended standards in preparing these condensed consolidated interim financial statements.

The following amended standards and interpretations are not expected to have a significant impact on PEMEX’s condensed consolidated interim financial statements:

i.Applicable as of January 1, 2024

•Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (Amendments to IAS 1)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)
•Lack of Exchangeability (Amendments to IAS 21)

ii.Applicable as of January 1, 2027

•Presentation and Disclosure in Financial Statements (IFRS 18)

PEMEX is in the process of assessing the impact of IFRS 18 to meet the new presentation and disclosure requirements.

On March 6, 2024, the SEC adopted final rules mandating registrants to disclose specific climate-related information. On April 5, 2024, the SEC voluntarily stayed such final rules pending judicial review. PEMEX is currently evaluating the potential impact of these regulations on its reporting practices.

NOTE 5.    SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of September 30, 2024 and December 31, 2023, the Subsidiary Entities consolidated in these condensed consolidated interim financial statements include Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

As of September 30, 2024 and December 31, 2023, the consolidated Subsidiary Companies are as follows:

•P.M.I. Trading, DAC. (“PMI Trading”) (i)(iii)(vii)
•P.M.I. Holdings Petróleos España, S.L.U. (“HPE”) (i)(iii)(v)
•P.M.I. Services North America, Inc. (“PMI SUS”) (i)(iii)(vi)
•P.M.I. Norteamérica, S.A. de C.V. (“PMI NASA”) (i)(iii)(iv)
•P.M.I. Comercio Internacional, S.A. de C.V. (“PMI CIM”) (i)(ii)(iv)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•PMI Campos Maduros SANMA, S. de R.L. de C.V. (“SANMA”) (iii)(iv)(xiii)
•Pro-Agroindustria, S.A. de C.V. (“AGRO”) (iii)(iv)
•PTI Infraestructura de Desarrollo, S.A. de C.V. (“PTI ID”) (iii)(iv)
•P.M.I. Servicios Portuarios Transoceánico, S.A. de C.V. (“PMI SP”) (iii)(iv)
•Pemex Procurement International, Inc. (“PPI”) (iii)(vi)
•Pemex Finance Limited (“FIN”) (iii)(ix)(xiv)
•Mex Gas Internacional, S.L. (“MGAS”) (iii)(iv)
•Pemex Desarrollo e Inversión de Proyectos, S.A. de C.V. (“PDII”) (iii)(iv)(xi)
•KOT Insurance Company, AG. (“KOT”) (iii)(viii)
•PPQ Cadena Productiva, S.L.U. (“PPQCP”) (iii)(v)(xiii)
•I.I.I. Servicios, S.A. de C.V. (“III Servicios”) (iii)(iv)
•PMI Ducto de Juárez, S. de R.L. de C.V. (“PMI DJ”) (i)(iii)(iv)
•PMX Fertilizantes Holding, S.A. de C.V. (“PMX FH”) (iii)(iv)
•PMX Fertilizantes Pacífico, S.A. de C.V. (“PMX FP”) (iii)(iv)
•Grupo Fertinal, S.A. de C.V. (“GP FER”) (iii)(iv)
•Compañía Mexicana de Exploraciones, S.A. de C.V. (“COMESA”) (ii)(iv)(xiii)
•P.M.I. Trading México, S.A. de C.V. (“TRDMX”) (i)(iii)(iv)
•Holdings Holanda Services, B.V. (“HHS”) (iii)(x)
•Deer Park Refining Limited Partnership (“Deer Park” or “DPRLP”) (i)(iii)(vi)
•Gasolinas Bienestar, S.A. de C.V. (“GASOB”) (iii)(xii)

(i)Member Company of the “PMI Subsidiaries”.
(ii)Non-controlling interest company (98.33% in PMI CIM and 60.00% in COMESA).
(iii)Petróleos Mexicanos owns 100.00% of the interests in this Subsidiary Company.
(iv)Operates in Mexico.
(v)Operates in Spain.
(vi)Operates in the United States of America.
(vii)Operates in Ireland.
(viii)Operates in Switzerland.
(ix)Operates in the Cayman Islands.
(x)Operates in the Netherlands.
(xi)Formerly Pemex Desarrollo e Inversión Inmobiliaria, S.A. de C.V., until April 20, 2023.
(xii)Consolidated as of July 2023.
(xiii)This company is in process of liquidation.
(xiv)This company was liquidated in September 2024.

NOTE 6.    SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. As of September 30, 2024, 2023 and December 31, 2023, PEMEX’s operations were conducted through seven business segments: Exploration and Production, Industrial Transformation, Logistics, DPRLP, Trading Companies, Corporate and Other Operating Subsidiary Companies.

Due to PEMEX’s structure, there are significant amounts of inter-segment sales among the reporting segments, which are made at market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•The Exploration and Production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Crude oil export sales are made through the agent subsidiary company PMI CIM, to 18 major customers in various foreign markets. Approximately

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
half of PEMEX’s crude oil is sold to Pemex Industrial Transformation. Additionally, it receives income from drilling services, and servicing and repairing wells.

•The Industrial Transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Eletricity Commission, or “CFE”) and a significant portion of jet fuel produced to the Aeropuertos y Servicios Auxiliares (Airports and Auxiliary Services Agency or “ASA”). This segment’s most important products are different types of gasoline and diesel.

The Industrial Transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics, ammonia, fertilizers and its derivatives.

•The Logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•The DPRLP segment includes Deer Park’s operations and generates revenues from sales of distillates and gasoline in the U.S. market.

•The Trading Companies segment, which consist of PMI CIM, PMI NASA, PMI Trading, MGAS and GASOB (the “Trading Companies”), earns revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•The Corporate segment provides administrative, financing and consulting services to PEMEX’s subsidiary entities and companies.

•The Other Operating Subsidiary Companies segment provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s subsidiary entities and companies.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. The columns before intersegment eliminations include unconsolidated figures. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis and on which it bases its decision-making. These reporting segments are presented in PEMEX’s reporting currency.

As of/for the nine-month period ended September 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	247,919,624	482,381,043	—	123,770,887	368,971,198	—	16,530,921	—	Ps.	1,239,573,673
Intersegment	403,171,242		270,362,746	69,489,540	13,612,860	387,016,950	14,579,558	38,663,451	(1,196,896,347)	—
Services income	20,086		218,618	296,360	348	1,414,191	584	24,584	—	1,974,771
(Impairment) of wells, pipelines, properties, plant and equipment, net	15,447,401		(67,871,770)	582,924	—	—	—	—	—	(51,841,445)
Cost of sales	375,889,863		856,919,283	54,822,944	136,331,201	747,680,464	863,996	45,883,723	(1,186,195,738)	1,032,195,736
Gross income	290,668,490		(171,828,646)	15,545,880	1,052,894	9,721,875	13,716,146	9,335,233	(10,700,609)	157,511,263
Distribution, transportation and sale expenses	501,931		10,651,527	1,374,721	—	91,281	118,728	32,009	(1,507,786)	11,262,411
Administrative expenses	19,643,247		38,005,833	8,436,483	1,355,041	2,518,863	61,934,091	5,359,429	(9,235,740)	128,017,247
Other revenues	4,480,559		4,139,087	526,696	(173,695)	751,330	903,347	1,285,918	—	11,913,242
Other expenses	3,316,677		880,982	103,770	41	46,460	73,354	115,568	54,408	4,591,260
Operating income	271,687,194		(217,227,901)	6,157,602	(475,883)	7,816,601	(47,506,680)	5,114,145	(11,491)	25,553,587
Financing income	57,185,776		780,671	14,992,318	896,940	943,281	163,754,808	1,615,573	(227,899,376)	12,269,991
Financing cost	135,386,982		27,127,433	264,251	193,978	5,546,933	170,824,916	2,279,626	(227,910,868)	113,713,251
Derivative financial instruments (cost), net	(9,379,711)		239,681	—	95,455	(241,846)	(3,997,112)	—	—	(13,283,533)
Foreign exchange (loss) income — net	(55,653,581)		(238,351,425)	(463,944)	—	(483,957)	42,206,754	(3,660,049)	—	(256,406,202)
Profit sharing in associates	(10,983)		(1,282,079)	968	—	(47,807)	(415,556,484)	(634,876)	417,953,100	421,839
Total duties, taxes and other	79,062,082		—	4,438,500	81,431	2,661,553	(1,969,233)	670,856	—	84,945,189
Net (loss) income	Ps.	49,379,631	(482,968,486)	15,984,193	241,103	(222,214)	(429,954,397)	(515,689)	417,953,101	Ps.	(430,102,758)
Total current assets	1,060,328,199		230,965,284	286,288,899	39,682,801	285,885,805	1,827,135,217	117,892,578	(3,361,651,942)	486,526,841
Total non-current assets	964,811,813		573,325,253	153,108,988	33,941,832	116,474,781	92,549,757	548,528,707	(656,057,564)	1,826,683,567
Total current liabilities	560,920,301		1,636,480,309	74,487,469	14,120,333	224,292,224	1,851,323,400	52,289,265	(3,361,579,362)	1,052,333,939
Total long-term liabilities	1,914,572,534		592,695,746	78,452,904	2,754,731	1,581,714	1,807,287,611	58,283,112	(1,455,570,177)	3,000,058,175
Total equity (deficit)	(450,352,823)		(1,424,885,518)	286,457,514	56,749,569	176,486,648	(1,738,926,037)	555,848,908	799,440,033	(1,739,181,706)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	92,924,986		7,537,623	4,689,577	1,870,533	204,574	427,909	1,765,195	—	109,420,397
Depreciation of rights of use	242,968		2,372,894	272,436	476,839	541,933	451,895	151,361	—	4,510,326
Net periodic cost of employee benefits	29,300,521		41,900,776	6,931,799	—	2,887	26,036,992	47,173	—	104,220,148
Interest income (1)	135,581		434,202	17,827	234,578	365,766	7,070,805	1,261,248	—	9,520,007
Interest cost (2)	(3,214,151)		2,411,338	264,193	193,978	4,191,533	100,872,900	1,600,620	—	106,320,411

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2024	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	80,278,436	161,060,502	—	48,039,379	131,522,956	—	4,608,092	—	Ps.	425,509,365
Intersegment	143,637,481		94,400,399	22,435,555	3,024,980	135,467,793	(6,101,146)	14,404,257	(407,269,319)	—
Services income	6,888		41,949	48,725	159	504,387	145	10,381	—	612,634
(Impairment) of wells, pipelines, properties, plant and equipment, net	(3,567,530)		(31,479,678)	754,754	—	—	—	—	—	(34,292,454)
Cost of sales	120,233,424		293,114,118	16,209,890	51,386,441	265,862,892	313,815	15,815,009	(416,491,176)	346,444,413
Gross income	100,121,851		(69,090,946)	7,029,144	(321,923)	1,632,244	(6,414,816)	3,207,721	9,221,857	45,385,132
Distribution, transportation and sale expenses	170,930		450,549	1,218,340	—	20,994	28,082	(702)	1,641,598	3,529,791
Administrative expenses	(250,615)		10,867,203	808,094	561,818	831,429	21,230,095	2,041,997	7,450,770	43,540,791
Other revenues	1,043,584		964,661	97,738	(181,587)	484,018	748,521	175,190	—	3,332,125
Other expenses	1,089,478		(125,220)	3,119	2	30,019	7	1,198	140,109	1,138,712
Operating income	100,155,642		(79,318,817)	5,097,329	(1,065,330)	1,233,820	(26,924,479)	1,340,418	(10,620)	507,963
Financing income	20,110,041		239,042	4,982,629	352,404	348,326	49,348,539	602,698	(73,908,139)	2,075,540
Financing cost	42,437,595		9,586,436	76,177	99,917	1,971,128	61,497,005	863,271	(73,918,760)	42,612,769
Derivative financial instruments income (cost), net	1,359,497		82,940	—	3,273	402,766	651,308	—	—	2,499,784
Foreign exchange (loss) — net	(35,021,117)		(113,874,412)	(268,680)	—	(25,555)	21,203,103	(2,124,399)	—	(130,111,060)
Profit sharing in associates	(117,478)		(800,626)	(37)	—	(2,059,213)	(154,725,343)	(3,083,360)	160,942,680	156,623
Total duties, taxes and other	1,361,451		—	1,720,307	33,412	1,132,915	(10,608,564)	331,961	—	(6,028,518)
Net (loss) income	Ps.	42,687,539	(203,258,309)	8,014,757	(842,982)	(3,203,899)	(161,335,313)	(4,459,875)	160,942,681	Ps.	(161,455,401)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	29,911,969		2,154,679	1,491,906	783,917	68,339	143,772	607,186	—	35,161,768
Depreciation of rights of use	82,547		806,041	87,710	198,393	192,390	150,631	76,938	—	1,594,650
Net periodic cost of employee benefits	9,887,798		14,150,669	2,399,715	—	1,312	8,769,135	15,859	—	35,224,488
Interest income (1)	33,895		89,088	8,141	66,244	133,038	2,524,382	477,211	—	3,331,999
Interest cost (2)	(304,596)		865,506	76,141	99,917	1,414,106	35,873,244	530,255	—	38,554,573

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the nine-month period ended September 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	326,681,664	582,370,544	—	134,228,006	231,681,294	—	16,612,475	—	Ps.	1,291,573,983
Intersegment	349,649,964		204,985,694	77,309,358	8,816,626	441,810,012	69,794,786	43,005,200	(1,195,371,640)	—
Services income	19,399		256,165	1,183,894	—	1,335,569	615	35,473	—	2,831,115
(Impairment) of wells, pipelines, properties, plant and equipment, net	(62,725,055)		(11,461,191)	(11,306)	—	—	—	—	—	(74,197,552)
Cost of sales	347,995,457		870,881,418	60,818,882	128,139,976	660,436,239	855,925	54,644,443	(1,123,206,687)	1,000,565,653
Gross income	265,630,515		(94,730,206)	17,663,064	14,904,656	14,390,636	68,939,476	5,008,705	(72,164,953)	219,641,893
Distribution, transportation and sale expenses	407,035		15,103,787	14,965	—	106,440	72,864	58,593	(7,140,871)	8,622,813
Administrative expenses	56,114,536		46,735,669	16,076,448	936,203	2,347,112	57,497,408	5,339,226	(65,032,266)	120,014,336
Other revenues	2,158,710		7,476,838	671,412	39,875	559,353	671,891	3,531,380	—	15,109,459
Other expenses	16,779,971		842,940	1,472	18,235	143,274	986	179,900	(7,430)	17,959,348
Operating income	194,487,683		(149,935,764)	2,241,591	13,990,093	12,353,163	12,040,109	2,962,366	15,614	88,154,855
Financing income	46,072,318		887,740	14,027,927	605,726	435,436	115,008,242	1,166,904	(162,468,870)	15,735,423
Financing cost	92,093,244		21,498,230	275,986	119,832	4,124,271	153,641,450	1,986,765	(162,453,254)	111,286,524
Derivative financial instruments (cost), net	(732,590)		276,481	—	—	(362,882)	(5,830,065)	—	—	(6,649,056)
Foreign exchange income (loss) - net	104,222,634		80,896,584	123,489	—	38,940	(6,039,281)	3,639,330	—	182,881,696
Profit sharing in associates	(20,095)		480,310	28	—	21,601,383	39,828,966	28,985,669	(90,556,085)	320,176
Total duties, taxes and other	161,175,159		—	4,439,739	106,108	1,598,996	(1,690,020)	501,792	—	166,131,774
Net income (loss)	Ps.	90,761,547	(88,892,879)	11,677,310	14,369,879	28,342,773	3,056,541	34,265,712	(90,556,087)	Ps.	3,024,796
Depreciation and amortization of wells, pipelines, properties, plant and equipment	70,980,574		7,992,227	4,658,725	1,632,809	217,342	423,162	1,497,775	—	87,402,614
Depreciation of rights of use	214,626		2,363,645	291,299	407,895	586,555	442,232	85,113	—	4,391,365
Net periodic cost of employee benefits	27,629,094		40,264,342	6,207,951	—	2,055	24,516,466	35,504	—	98,655,412
Interest income (1)	135,442		654,263	36,204	316,982	110,309	9,065,807	818,430	—	11,137,437
Interest cost (2)	(449,023)		2,535,607	275,499	119,832	3,386,898	96,450,619	1,681,743	—	104,001,175

(1)Included in financing income.
(2)Included in financing cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month period ended September 30, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Revenues:
Trade	Ps.	116,472,969	190,770,615	—	52,356,062	94,852,689	—	6,628,712	—	Ps.	461,081,047
Intersegment	106,464,231		82,689,778	22,642,592	2,569,283	160,521,518	24,759,973	16,020,560	(415,667,935)	—
Services income	6,220		91,520	299,619	—	323,019	158	7,676	—	728,212
(Impairment) of wells, pipelines, properties, plant and equipment, net	(3,188,960)		(4,912,795)	(11,306)	—	—	—	—	—	(8,113,061)
Cost of sales	122,618,423		293,763,555	20,776,466	47,470,021	250,731,960	395,394	21,912,110	(389,647,415)	368,020,514
Gross income	97,136,037		(25,124,437)	2,154,439	7,455,324	4,965,266	24,364,737	744,838	(26,020,520)	85,675,684
Distribution, transportation and sale expenses	90,098		5,531,789	(109,316)	—	52,200	55,905	18,521	(4,505,739)	1,133,458
Administrative expenses	20,070,106		13,529,694	5,558,015	559,934	1,069,021	19,364,748	2,068,452	(21,690,099)	40,529,871
Other revenues	591,158		801,185	(337,403)	26,027	196,296	37,967	1,623,781	—	2,939,011
Other expenses	14,380,867		823,092	21	(256,955)	2,279	34	176,373	163,289	15,289,000
Operating income	63,186,124		(44,207,827)	(3,631,684)	7,178,372	4,038,062	4,982,017	105,273	12,029	31,662,366
Financing income	16,019,793		327,917	4,852,626	263,101	228,996	36,026,694	563,474	(50,771,709)	7,510,892
Financing cost	30,179,008		4,277,136	75,567	40,740	1,563,338	50,347,963	781,633	(50,759,678)	36,505,707
Derivative financial instruments (cost), net	(8,009,935)		(113,997)	—	—	(188,627)	(1,124,836)	—	—	(9,437,395)
Foreign exchange (loss) income -net	(15,788,024)		(35,621,387)	(56,998)	—	(28,747)	4,409,526	(708,806)	—	(47,794,436)
Profit sharing in associates	15,913		(2,056,431)	(16)	—	8,897,766	(73,621,949)	10,292,047	56,640,877	168,207
Total duties, taxes and other	23,386,911		—	452,815	37,453	1,197,684	(542,027)	205,450	—	24,738,286
Net (loss) income	Ps.	1,857,952	(85,948,861)	635,546	7,363,280	10,186,428	(79,134,484)	9,264,905	56,640,875	Ps.	(79,134,359)
Depreciation and amortization of wells, pipelines, properties, plant and equipment	25,574,594		2,286,030	1,501,479	576,330	68,053	139,330	465,620	—	30,611,436
Depreciation of rights of use	101,168		776,527	79,445	407,895	464,211	147,411	29,131	—	2,005,788
Net periodic cost of employee benefits	8,880,743		13,053,216	1,858,687	—	4	7,877,738	12,502	—	31,682,890
Interest income (1)	46,367		168,398	3,316	132,058	69,853	2,932,110	452,524	—	3,804,626
Interest cost (2)	(223,773)		810,030	75,545	40,740	1,239,807	32,144,704	603,425	—	34,690,478

(1)Included in financing income.
(2)Included in financing cost.

As of December 31, 2023	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	909,819,796	218,747,813	274,384,409	34,058,111	235,899,424	1,850,711,295	111,621,072	(3,096,701,174)	Ps.	538,540,746
Total non-current assets	910,837,120		521,938,961	162,309,993	27,058,584	101,729,105	158,576,028	448,587,744	(566,102,945)	1,764,934,590
Total current liabilities	629,264,289		1,161,203,831	89,855,544	10,696,459	182,349,198	2,071,859,608	75,119,615	(3,096,630,883)	1,123,717,661
Total non-current liabilities	1,727,159,904		625,142,251	83,574,554	3,191,749	1,247,810	1,590,289,886	58,281,618	(1,256,151,287)	2,832,736,485
Equity (deficit), net	(535,767,277)		(1,045,659,308)	263,264,304	47,228,487	154,031,521	(1,652,862,171)	426,807,583	689,978,051	(1,652,978,810)

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 7.    REVENUE

A.    Revenue disaggregation

For the nine- and three-month periods ended September 30, 2024 and 2023, the revenues were as follows:

For the nine- month period ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	139,674,319	—	—	123,771,235	94,965,542	—	1,662,811	Ps.	360,073,907
Other	54,925,706		—	—	—	21,446,430	—	395,603	76,767,739
Europe	53,229,739		—	—	—	12,829,325	—	—	66,059,064
Local	109,946		482,599,661	296,360	—	241,144,092	584	14,497,091	738,647,734
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444
2023
United States	Ps.	217,971,647	—	—	134,228,006	104,523,934	—	1,482,472	Ps.	458,206,059
Other	60,332,448		—	—	—	7,762,101	—	106,368	68,200,917
Europe	47,808,171		—	—	—	2,566,390	—	—	50,374,561
Local	588,797		582,626,709	1,183,894	—	118,164,438	615	15,059,108	717,623,561
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	Ps.	1,294,405,098
Major products and services
2024
Crude oil	Ps.	247,829,764	—	—	—	10,672,199	—	—	Ps.	258,501,963
Gas	89,860		43,432,462	—	2,726,979	12,909,132	—	—	59,158,433
Refined petroleum products	—		427,053,488	—	658,943	256,750,284	—	—	684,462,715
Other	—		11,895,093	—	120,384,965	88,639,583	—	16,530,921	237,450,562
Services	20,086		218,618	296,360	348	1,414,191	584	24,584	1,974,771
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444
2023
Crude oil	Ps.	326,574,177	—	—	—	3,446,986	—	—	Ps.	330,021,163
Gas	107,487		46,858,440	—	3,514,792	26,401,001	—	—	76,881,720
Refined petroleum products	—		534,179,948	—	892,873	201,769,322	—	—	736,842,143
Other	—		1,332,156	—	129,820,341	63,985	—	16,612,475	147,828,957
Services	19,399		256,165	1,183,894	—	1,335,569	615	35,473	2,831,115
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	Ps.	1,294,405,098
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	247,919,624	469,151,890	296,360	123,770,887	368,971,198	—	16,530,921	Ps.	1,226,640,880
Products and services transferred over the time	20,086		13,447,771	—	348	1,414,191	584	24,584	14,907,564
Total	Ps.	247,939,710	482,599,661	296,360	123,771,235	370,385,389	584	16,555,505	Ps.	1,241,548,444
2023
Products transferred at a point in time	Ps.	326,681,664	565,247,312	1,183,894	134,228,006	231,681,294	—	16,612,475	Ps.	1,275,634,645
Products and services transferred over the time	19,399		17,379,397	—	—	1,335,569	615	35,473	18,770,453
Total	Ps.	326,701,063	582,626,709	1,183,894	134,228,006	233,016,863	615	16,647,948	Ps.	1,294,405,098

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

For the three-month periods ended September 30,	Exploration and Production		Industrial Transformation	Logistics	DPRLP	Trading Companies	Corporate	Other Operating Subsidiary Companies	Total
Geographical market
2024
United States	Ps.	42,917,676	—	—	48,039,538	29,316,075	—	851,202	Ps.	121,124,491
Other	18,900,083		—	—	—	8,354,394	—	172,760	27,427,237
Europe	18,430,447		—	—	—	3,680,025	—	—	22,110,472
Local	37,118		161,102,451	48,725	—	90,676,849	145	3,594,511	255,459,799
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999
2023
United States	Ps.	81,958,914	—	—	52,356,062	35,561,317	—	613,219	Ps.	170,489,512
Other	20,572,761		—	—	—	2,497,404	—	65,848	23,136,013
Europe	13,911,401		—	—	—	(7,375)	—	—	13,904,026
Local	36,113		190,862,135	299,619	—	57,124,362	158	5,957,321	254,279,708
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	Ps.	461,809,259
Major products and services
2024
Crude oil	Ps.	80,248,205	—	—	—	5,206,475	—	—	Ps.	85,454,680
Gas	30,231		15,927,735	—	2,726,979	4,043,691	—	—	22,728,636
Refined petroleum products	—		142,519,341	—	(52,688,433)	35,823,328	—	—	125,654,236
Other	—		2,613,426	—	98,000,833	86,449,462	—	4,608,092	191,671,813
Services	6,888		41,949	48,725	159	504,387	145	10,381	612,634
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999
2023
Crude oil	Ps.	116,443,078	—	—	—	1,491,611	—	—	Ps.	117,934,689
Gas	29,891		15,209,450	—	1,074,987	9,130,512	—	—	25,444,840
Refined petroleum products	—		176,462,997	—	353,233	84,622,478	—	—	261,438,708
Other	—		(901,832)	—	50,927,842	(391,912)	—	6,628,712	56,262,810
Services	6,220		91,520	299,619	—	323,019	158	7,676	728,212
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	Ps.	461,809,259
Timing of revenue recognition
2024
Products transferred at a point in time	Ps.	80,278,436	155,114,982	48,725	48,039,379	131,522,956	—	4,608,092	Ps.	419,612,570
Products and services transferred over the time	6,888		5,987,469	—	159	504,387	145	10,381	6,509,429
Total	Ps.	80,285,324	161,102,451	48,725	48,039,538	132,027,343	145	4,618,473	Ps.	426,121,999
2023
Products transferred at a point in time	Ps.	116,472,969	183,917,952	299,619	52,356,062	94,852,689	—	6,628,712	Ps.	454,528,003
Products and services transferred over the time	6,220		6,944,183	—	—	323,019	158	7,676	7,281,256
Total	Ps.	116,479,189	190,862,135	299,619	52,356,062	95,175,708	158	6,636,388	Ps.	461,809,259

Nature, performance obligations and timing of revenue recognition-

Revenue is measured based on the consideration specified in a contract with a customer. PEMEX recognizes revenue when it transfers control over a good or service to a customer.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
The following table provides information about the nature and timing of the satisfaction of performance obligations in contracts with customers, including significant payment terms and the related revenue.

Products / services	Nature, performance obligations	Timing of revenue recognition
Crude oil sales
Export sales of crude oil are based on delivery terms established in contracts or orders. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm).
Crude oil sale contracts consider possible customers’ claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction. For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.
The price of the product is determined based on a market components formula and the sale of crude oil.

Revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the point of shipping. Invoices are generated at that time and are mostly payable within the deadlines established in contracts or orders. Payments in respect of crude oil sold and delivered shall be made within 30 days after the date of the bill of lading therefor.
For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the port of destination. There may be a period of up to two months in determining the final sale price, such as in the case of sales to some regions.
Revenue is measured initially estimating variables such as quality and volume claims, delays in boarding, etc.

Sale of petroleum products
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.
The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Comisión Reguladora de Energía (Energy Regulatory Commission or “CRE”).

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue is initially measured by estimating variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

Sales of natural gas
There is only one performance obligation that includes transport and handling services to the point of delivery.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction. Such variable consideration is recognized to the extent that it is probable that it will not be reversed in a future period.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product and are considered part of a single performance obligation since transportation is rendered before control is transferred.
Revenue initially is measured estimating variables as quality and volume claims, etc. Invoices are usually payable within 30 days.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Products / services	Nature, performance obligations	Timing of revenue recognition
Services
In cases where within the same service order there are transportation and storage services, there could exist more than one performance obligation, depending on the term of the service.

When there is a performance obligation, the price is not distributed, but if it is considered that there is more than one performance obligation, the price of the transaction is considered based on the prices established in the service orders and which also include penalties such as quality and volume claims.
Income is recognized over time as the service is rendered. Invoices are usually payable within 22 days.

Other products
There is only one performance obligation that includes transportation for delivery to destination.
The sale and delivery of the product are made at the same time and because they are FOB, transportation fees are included in the price of sale of the product.
The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.
The price of the product is estimated on the date of sale and considers variables such as quality and volume claims, etc. Invoices are usually payable within 30 days.

B.    Accounts receivable in the statement of financial position

As of September 30, 2024 and December 31, 2023, PEMEX had accounts receivable derived from customer contracts in the amounts of Ps.119,382,999 and Ps.111,394,431, respectively (see Note 10).

C.    Practical expedients

i.    Significant financial component, less than one year

PEMEX does not need to adjust the amount committed in consideration for goods and services to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

ii.    Practical expedient

PEMEX applied the practical expedient, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that PEMEX has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

D. The Automotive Incentive

On March 4, 2022, the Mexican Government published a decree in the Official Gazette of the Federation establishing a tax incentive pursuant to which PEMEX can recover the difference between the international reference price of gasoline and the price at which gasoline is traded in the domestic market, effective until December 31, 2024. The incentive is included in the domestic revenues line item in the Statement of Comprehensive Income.

NOTE 8.    FINANCIAL INSTRUMENTS

A.    Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy, as of September 30, 2024 and December 31, 2023. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount						Fair value hierarchy
As of September 30, 2024	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	11,459,651	—	—	—	—	11,459,651	—	11,459,651	—	11,459,651
Equity instruments (1)	—	—	552,356	—	—	552,356	—	552,356	—	552,356
Total	11,459,651	—	552,356	—	—	12,012,007
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	93,129,060	—	93,129,060	—	—	—	—
Customers	—	—	—	119,382,999	—	119,382,999	—	—	—	—
Officials and employees	—	—	—	5,675,641	—	5,675,641	—	—	—	—
Sundry debtors	—	—	—	34,161,892	—	34,161,892	—	—	—	—

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Investments in associates	—	—	—	2,240,627	—	2,240,627	—	—	—	—
Notes receivable	—	—	—	1,074,705	—	1,074,705	—	—	—	—
Mexican Government Bonds	—	—	—	43,044,642	—	43,044,642	42,035,790	—	—	42,035,790
Other assets	—	—	—	9,829,558	—	9,829,558	—	—	—	—
Total	—	—	—	308,539,124	—	308,539,124
Financial liabilities measured at fair value
Derivative financial instruments	(48,303,255)	—	—	—	—	(48,303,255)	—	(48,303,255)	—	(48,303,255)
Total	(48,303,255)	—	—	—	—	(48,303,255)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(402,873,764)	(402,873,764)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(97,474,854)	(97,474,854)	—	—	—	—
Leases	—	—	—	—	(46,180,481)	(46,180,481)	—	—	—	—
Debt	—	—	—	—	(1,910,077,003)	(1,910,077,003)	—	(1,721,797,874)	—	(1,721,797,874)
Total	—	—	—	—	(2,456,606,102)	(2,456,606,102)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

	Carrying amount						Fair value hierarchy
As of December 31, 2023	FVTPL	FVOCI – debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	9,926,384	—	—	—	—	9,926,384	—	9,926,384	—	9,926,384
Equity instruments (1)	—	—	552,355	—	—	552,355	—	552,355	—	552,355
Total	9,926,384	—	552,355	—	—	10,478,739
Financial assets not measured at fair value
Cash and cash equivalents	—	—	—	68,747,376	—	68,747,376	—	—	—	—
Customers	—	—	—	111,394,431	—	111,394,431	—	—	—	—
Officials and employees	—	—	—	5,633,492	—	5,633,492	—	—	—	—

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

Sundry debtors	—	—	—	35,253,635	—	35,253,635	—	—	—	—
Investments in associates	—	—	—	1,854,803	—	1,854,803	—	—	—	—
Notes receivable	—	—	—	1,179,706	—	1,179,706	—	—	—	—
Mexican Government Bonds	—	—	—	64,132,418	—	64,132,418	62,731,992	—	—	62,731,992
Other assets	—	—	—	6,109,398	—	6,109,398	—	—	—	—
Total	—	—	—	294,305,259	—	294,305,259
Financial liabilities measured at fair value
Derivative financial instruments	(36,494,962)	—	—	—	—	(36,494,962)	—	(36,494,962)	—	(36,494,962)
Total	(36,494,962)	—	—	—	—	(36,494,962)
Financial liabilities not measured at fair value
Suppliers	—	—	—	—	(368,345,849)	(368,345,849)	—	—	—	—
Accounts and accrued expenses payable	—	—	—	—	(83,646,764)	(83,646,764)	—	—	—	—
Leases	—	—	—	—	(41,848,333)	(41,848,333)	—	—	—	—
Debt	—	—	—	—	(1,794,470,357)	(1,794,470,357)	—	(1,577,509,797)	—	(1,577,509,797)
Total	—	—	—	—	(2,288,311,303)	(2,288,311,303)
(1) Refers to the participation in TAG Pipelines Sur, S. de R.L. de C.V.

Debt is recognized at amortized cost and the fair value of debt is estimated using quotes from major market sources which are then adjusted internally using standard market pricing models. As a result of relevant assumptions, the estimated fair value does not necessarily represent the actual terms at which existing transactions could be liquidated or unwound.

B.     Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable financial assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

C.     Fair value of DFIs

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies and uses DFIs as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of its DFI portfolio on a periodic basis. The fair value, or Mark-to-Market (MtM), represents the price at which one party would assume the rights and obligations of the other and is calculated for DFIs through models commonly used in the international financial markets based on inputs obtained from major market information systems and price providers. Therefore, PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX’s business areas and accounting, such as SAP (System Applications Products).

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cash flows and discounting them with the corresponding market discount factor; for the projection of variable flows, the prices of future contracts of each of the references corresponding to these trades are used.

For currency and interest rate options this is done through the Black and Scholes model, which uses as inputs the prices of the underlying futures, the reference prices agreed in the contracted instruments, the market risk-free rates and the implied volatilities of the instruments traded in the markets. In the case of crude oil options, the Levy Model for Asian options is used, which is based on the Black and Scholes Model, with the difference that this model weighs the prices of the futures involved during the hedging period and contemplates a volatility adjustment based on the terms of the corresponding futures.

According to IFRS 13 “Fair Value Measurement”, the MtM of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. Due to the above, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

For each DFI, the CVA is calculated by determining the difference between the MtM and the estimated MtM adjusted for credit risk. In determining the credit risk, the CVA method takes into account the current market perception about the credit risk of both counterparties, using the following inputs: a) the MtM projection for each payment date based on forward yield curves; b) the implied default probability obtained from both, PEMEX and the counterparty’s credit default swaps, at each payment date; and c) the default recovery rates of each counterparty.

Given that PEMEX’s hedges are cash flow hedges, their effectiveness is preserved regardless of variations in the underlying assets or reference variables since, over time, asset flows are offset by liabilities flows. Therefore, and in addition to the fact that these hedges are established for accounting purposes as trading instruments, it is not considered necessary to measure the hedge’s effectiveness or to monitor them.

PEMEX’s DFIs’ fair-value assumptions and inputs fall under Level 2 of the fair value hierarchy for market participant assumptions.

D.    Accounting treatment applied and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the condensed consolidated interim financial statements as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

As of September 30, 2024, and December 31, 2023, (includes the embedded derivative), the net fair value of PEMEX’s DFIs, including both DFIs that have not reached maturity and those that have reached maturity but have not been settled, recognized in the condensed consolidated interim statement of financial position, was Ps. (36,843,604) and Ps. (26,568,577), respectively. As of September 30, 2024, and December 31, 2023, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item in the condensed consolidated interim statement of comprehensive income.

For the nine-month periods ended September 30, 2024, and 2023, PEMEX recognized a net (loss) of Ps.(13,283,533) and Ps.(6,649,056), respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
treated as instruments entered into for trading purposes (the loss as of September 30, 2024, includes the loss from the cancellation of the embedded derivative).

In accordance with established accounting policies, PEMEX has analyzed the different non-financial contracts that PEMEX has entered into and has determined that according to the terms thereof none of these agreements meet the criteria to be classified as embedded derivatives. Accordingly, as of September 30, 2024, and December 31, 2023, PEMEX did not recognize any embedded derivatives (foreign currency or index) in the non-financial contracts.

As of December 31, 2023, PEMEX had recognized a favorable implicit forward of Ps.194,194 contained in an FX Single Cross Currency Swap contract, which expired in February 2024. As of September 30, 2024, PEMEX did not recognize effects from embedded derivatives in the financial contracts.

E.    IBOR reference rates transition

As a result of the decision made by the Financial Stability Board (FSB), the Interbank Offered Rates (IBORs), such as the LIBOR in dollars (over-night “O/N”, one week “1W”, two months “2M” three months “3M”, six months “6M” and twelve months “12M”) or the EURIBOR in Euros, ceased being published and were replaced by alternative reference rates, based on risk-free rates obtained from market operations.

In the event that TIIE ceases to be published, the financial instruments portfolio referenced to these floating rates is composed of debt instruments and DFIs as shown below:

		*Notional Amounts As of September 30, 2024
	Reference Rate	(in thousands of Mexican pesos)
Debt	TIIE 28D MXN	178,289,241
	TIIE 91D MXN	12,894,260
	TIIE 182D MXN	3,800,000
DFI	TIIE 28D MXN	31,733,673

*Note: Notional amounts with maturity after September 30, 2024.

Regarding this matter, Banco de México (the Mexican Central Bank) announced that the 28-day TIIE will cease to be a reference for new contracts starting from January 1, 2025. Similarly, the 91-day and 182-day TIIE ceased to be references for new contracts starting from January 1, 2024. Petróleos Mexicanos will take the necessary steps to modify the contracts referenced to TIIE rates in accordance with the modifications announced by Banco de México.

PEMEX’s portfolio also consists of additional debt instruments and DFIs referenced at fixed rates, which are not listed in the table above since PEMEX’s fixed rate portfolio will not be impacted by the IBOR transition.

According to the general market practice, PMI Trading credit agreements include the new language to use the Secured Overnight Funding Rate (SOFR) as the benchmark rate.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 9.    CASH AND CASH EQUIVALENTS

As of September 30, 2024 and December 31, 2023, cash and cash equivalents were as follows:

	September 30, 2024		December 31, 2023
Cash on hand and in banks (1)	Ps.	54,877,629	Ps.	45,728,321
Highly liquid investments (2)	38,251,431		23,019,055
Total of cash and cash equivalents	Ps.	93,129,060	Ps.	68,747,376

(1)Cash on hand and in banks is primarily composed of cash in banks.
(2)Mainly composed of short-term investments.

NOTE 10.    CUSTOMERS AND OTHER FINANCING AND NON-FINANCING ACCOUNTS RECEIVABLE

As of September 30, 2024 and December 31, 2023, accounts receivable and other receivables were as follows:

A.Customers

	September 30, 2024		December 31, 2023
Domestic customers, net	Ps.	83,746,763	Ps.	79,069,658
Export customers, net	35,636,236		32,324,773
Total customers, net	Ps.	119,382,999	Ps.	111,394,431

B.Other financial and non-financial accounts receivable

	September 30, 2024		December 31, 2023
Financial assets:
Sundry debtors (1)	Ps.	34,161,892	Ps.	35,253,635
Employees and officers	5,675,641		5,633,492
Total financial assets	Ps.	39,837,533	Ps.	40,887,127
Non-financial assets:
Taxes to be recovered and prepaid taxes	Ps.	71,036,591	Ps.	155,336,028
Special Tax on Production and Services	13,055,658		2,603,657
Other accounts receivable	4,963,128		5,139,993
Total non-financial assets	Ps.	89,055,377	Ps.	163,079,678

(1)Includes Ps.(901,656) and Ps.(827,739) of impairment, as of September 30, 2024 and December 31, 2023, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 11.    INVENTORIES

As of September 30, 2024 and December 31, 2023, inventories were as follows:

	September 30, 2024		December 31, 2023
Refined and petrochemicals products	Ps.	47,657,192	Ps.	51,455,826
Products in transit	27,425,532		25,510,618
Crude oil	23,832,590		28,428,427
Materials and products in stock	6,765,903		5,870,013
Gas and condensate products	139,977		160,180
Materials in transit	75,243		610,928
	Ps.	105,896,437	Ps.	112,035,992

NOTE 12.    INVESTMENTS IN ASSOCIATES

A.The investments in associates as of September 30, 2024 and December 31, 2023 were as follows:

	Percentage of investment	September 30, 2024		December 31, 2023
Sierrita Gas Pipeline LLC	35.00%	Ps.	927,670	Ps.	879,616
Frontera Brownsville, LLC	50.00%	403,991		354,691
Administración del Sistema Portuario Nacional Dos Bocas, S. A. de C.V.	40.00%	292,086		74,529
Texas Frontera, LLC	50.00%	233,597		178,421
Other, net	Various	211,372		183,898
CH4 Energía, S. A. de C.V.	50.00%	171,911		183,648
		Ps.	2,240,627	Ps.	1,854,803

Profit sharing in associates:

	Nine-month periods ended September 30,
	2024		2023
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	Ps.	217,558	Ps.	39,224
Sierrita Gas Pipeline LLC	87,608		117,552
Other, net	60,224		68,493
Texas Frontera, LLC	31,544		51,904
CH4 Energía S.A. de C.V.	28,264		34,275
Ductos el Peninsular, S. A. P. I. de C. V.	1,024		—
Frontera Brownsville, LLC	(4,383)		8,728
Profit sharing in associates	Ps.	421,839	Ps.	320,176

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Three-month periods ended September 30,
	2024		2023
Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V.	65,480		17,968
Sierrita Gas Pipeline LLC	45,516		88,799
Other, net	25,517		22,365
Texas Frontera, LLC	14,240		20,665
CH4 Energía, S.A. de C.V.	6,823		11,305
Ductos el Peninsular, S. A. P. I. de C. V.	—		—
Frontera Brownsville, LLC	(953)		7,105
Profit sharing in associates	Ps.	156,623	Ps.	168,207

B.    Additional information about the significant investments in associates is presented below:

•Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, United States, and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50.00% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and together they are entitled to the results in proportion of their respective investment. The company has 7 tanks with a capacity of 120,000 barrels per tank. This joint venture is recorded under the equity method.

•CH4 Energía, S.A. de C.V. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in activities related to the trading of natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•Administración del Sistema Portuario Nacional Dos Bocas, S.A. de C.V. (previously Administración Portuaria Integral de Dos Bocas, S.A. de C.V.). This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas port, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 13.    WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

As of September 30, 2024, 2023 and December 31, 2023, wells, pipelines, properties, plant and equipment, net, is presented as follows:

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Investment
Balances as of January 1, 2023	Ps.	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	Ps.	4,150,256,095
Acquisitions	10,776,830		3,090,780	1,715,570	25,757,400	13,360	1,129,700	1,225,920	2,864,520	156,091,590	128,090	202,793,760
Reclassifications	2,098,250		—	103,360	2,967,760	(30,860)	(1,844,530)	43,270	(60)	(112,100)	—	3,225,090
Capitalization	10,120,490		—	10,780,630	59,000,230	260,310	7,966,840	587,390	49,700	(88,765,590)	—	—
Disposals	(6,333,370)		(1,156,350)	(17,979,170)	(1,094,130)	(49,390)	(944,190)	(570,820)	(59,810)	(4,149,920)	(2,420)	(32,339,570)
Translation effect	(12,740,160)		—	(219,730)	—	(934,660)	—	(65,450)	(406,010)	(20,734,850)	(233,160)	(35,334,020)
Balances as of September 30, 2023	Ps.	1,057,758,919	16,775,425	488,084,292	1,673,038,974	73,124,472	426,671,030	52,029,967	31,745,757	416,354,714	53,017,805	Ps.	4,288,601,355
Balances as of January 1, 2023	Ps.	1,053,836,879	14,840,995	493,683,632	1,586,407,714	73,865,712	420,363,210	50,809,657	29,297,417	374,025,584	53,125,295	Ps.	4,150,256,095
Acquisitions	24,218,720		5,271,100	4,266,300	36,368,940	24,280	2,164,860	2,564,910	3,447,500	249,698,512	140,930	328,166,052
Reclassifications	3,396,480		—	103,670	2,967,760	(197,220)	(2,648,540)	(246,280)	1,000	3,855,890	—	7,232,760
Capitalization	15,580,570		—	15,121,590	71,789,810	1,739,570	7,966,840	1,119,100	883,390	(114,200,870)	—	—
Disposals	(8,316,930)		(1,198,300)	(21,457,210)	(2,321,630)	(52,680)	(2,587,350)	(611,940)	(78,490)	(1,360,990)	(37,300)	(38,022,820)
Translation effect	(17,728,270)		—	(273,420)	—	(1,423,660)	—	(90,310)	(562,380)	(31,513,360)	(340,630)	(51,932,030)
Balances as of December 31, 2023	Ps.	1,070,987,449	18,913,795	491,444,562	1,695,212,594	73,956,002	425,259,020	53,545,137	32,988,437	480,504,766	52,888,295	Ps.	4,395,700,057
Acquisitions	7,476,120		5,124,610	3,184,650	45,149,840	10,490	694,070	1,582,600	606,690	135,642,460	—	199,471,530
Reclassifications	889,300		—	488,180	1,148,690	76,950	(868,610)	309,590	51,810	(7,480)	—	2,088,430
Capitalization	40,877,940		—	3,714,480	51,669,960	34,923,880	1,212,620	438,920	27,060	(132,892,280)	27,420	—
Disposals	(725,520)		(16,300)	(990)	—	(11,110)	(7,940)	(1,260,090)	(315,040)	(2,782,580)	(5,080)	(5,124,650)
Translation effect	19,175,470		—	(791,880)	—	1,962,400	—	128,100	604,410	36,201,070	365,560	57,645,130
Balances as of September 30, 2024	Ps.	1,138,680,759	24,022,105	498,039,002	1,793,181,084	110,918,612	426,289,160	54,744,257	33,963,367	516,665,956	53,276,195	Ps.	4,649,780,497

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	Plants		Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress (1)	Land	Total fixed assets
Accumulated depreciation and amortization
Balances as of January 1, 2023	Ps.	(789,443,853)	(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	Ps.	(2,781,505,245)
Depreciation and amortization	(24,361,100)		(526,030)	(9,497,240)	(41,645,430)	(1,388,460)	(7,837,130)	(1,096,360)	(1,050,864)	—	—	(87,402,614)
Reclassifications	(491,110)		—	(103,360)	(2,989,670)	296,380	98,620	(36,010)	60	—	—	(3,225,090)
(Impairment)	(24,609,910)		—	(14,641,010)	(39,710,970)	—	(24,990,370)	—	—	(1,414,602)	—	(105,366,862)
Reversal of impairment	13,863,830		—	648,720	12,067,350	—	—	50	28,830	4,560,530	—	31,169,310
Disposals	4,749,890		394,980	9,449,190	25,360	—	730,240	546,910	50,796	—	—	15,947,366
Translation effect	7,162,720		—	141,020	—	467,020	—	42,490	69,800	—	—	7,883,050
Balances as of September 30, 2023	Ps.	(813,129,533)	(6,724,694)	(278,444,195)	(1,332,359,443)	(48,421,556)	(326,190,730)	(46,475,323)	(16,565,410)	(54,189,201)	—	Ps.	(2,922,500,085)
Balances as of January 1, 2023	Ps.	(789,443,853)	(6,593,644)	(264,441,515)	(1,260,106,083)	(47,796,496)	(294,192,090)	(45,932,403)	(15,664,032)	(57,335,129)	—	Ps.	(2,781,505,245)
Depreciation and amortization	(33,219,850)		(714,350)	(12,824,020)	(73,618,580)	(1,858,330)	(12,164,310)	(1,645,720)	(1,510,116)	—	—	(137,555,276)
Reclassifications	45,407,770		—	(46,118,320)	(6,926,040)	327,930	109,160	(12,330)	74,390	(95,320)	—	(7,232,760)
(Impairment)	(45,202,986)		—	(22,452,490)	(55,380,990)	—	(26,134,930)	—	—	(4,808,840)	—	(153,980,236)
Reversal of impairment	19,244,900		—	18,153,170	52,926,380	23,570	29,485,650	10,100	33,078	5,305,870	—	125,182,718
Disposals	7,510,670		411,410	18,624,270	1,216,350	41,730	2,064,410	587,800	55,608	—	—	30,512,248
Translation effect	10,150,720		—	196,130	—	693,390	—	57,640	102,780	—	—	11,200,660
Balances as of December 31, 2023	Ps.	(785,552,629)	(6,896,584)	(308,862,775)	(1,341,888,963)	(48,568,206)	(300,832,110)	(46,934,913)	(16,908,292)	(56,933,419)	—	Ps.	(2,913,377,891)
Depreciation and amortization	(24,016,750)		(511,910)	(9,082,640)	(62,953,590)	(1,326,400)	(9,029,920)	(1,193,320)	(1,305,867)	—	—	(109,420,397)
Reclassifications	(107,420)		—	(488,180)	(1,148,790)	(31,320)	48,420	(309,430)	(51,810)	100	—	(2,088,430)
(Impairment)	(76,713,430)		—	(7,795,540)	(16,604,400)	—	(3,908,560)	—	—	(1,818,200)	—	(106,840,130)
Reversal of impairment	15,520,040		—	2,931,870	20,449,760	—	7,885,350	62,440	—	8,149,225	—	54,998,685
Disposals	578,440		11,630	970	—	8,060	5,070	1,255,820	237,821	—	—	2,097,811
Translation effect	(12,115,910)		—	804,780	—	(764,500)	—	(59,540)	(145,500)	—	—	(12,280,670)
Balances as of September 30, 2024	Ps.	(882,407,659)	(7,396,864)	(322,491,515)	(1,402,145,983)	(50,682,366)	(305,831,750)	(47,178,943)	(18,173,648)	(50,602,294)	—	Ps.	(3,086,911,022)
Wells, pipelines, properties, plant and equipment—net as of September 30, 2023	Ps.	244,629,386	10,050,731	209,640,097	340,679,531	24,702,916	100,480,300	5,554,644	15,180,347	362,165,513	53,017,805	Ps.	1,366,101,270
Wells, pipelines, properties, plant and equipment—net as of December 31, 2023	Ps.	285,434,820	12,017,211	182,581,787	353,323,631	25,387,796	124,426,910	6,610,224	16,080,145	423,571,347	52,888,295	Ps.	1,482,322,166
Wells, pipelines, properties, plant and equipment—net as of September 30, 2024	Ps.	256,273,100	16,625,241	175,547,487	391,035,101	60,236,246	120,457,410	7,565,314	15,789,719	466,063,662	53,276,195	Ps.	1,562,869,475
Depreciation rates	3 to 5%		5%	2 to 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—
Estimated useful lives	20 to 35		20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—
(1)Mainly wells, pipelines and plants.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
A.For the nine-month periods ended September 30, 2024 and 2023, the financing cost identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, was Ps.6,403,471, and Ps.3,565,226, respectively. Financing cost rates during the nine-month periods ended September 30, 2024 and 2023 were 7.82% to 18.68%, and 5.40% to 6.64%, respectively.

B.The combined depreciation of fixed assets and amortization of wells for the nine-month periods ended September 30, 2024 and 2023, recognized in operating costs and expenses, was Ps.109,420,397 and Ps.87,402,614, respectively. These figures include Ps.131,336 and Ps.85,996 for oil and gas production assets and costs related to plugging and abandonment of wells for the nine-month periods ended September 30, 2024 and 2023, respectively.

C.As of September 30, 2024 and December 31, 2023, provisions relating to future plugging of wells costs amounted to Ps.75,188,303 and Ps.61,117,106, respectively, and are presented in the “Provisions for plugging of wells” (see Note 17).

D.For the nine-month periods ended September 30, 2024 and 2023, the translation effect of property, plant and equipment items from a different currency than the presentation currency was Ps.45,364,460 and Ps.(27,450,970), respectively, which was mainly plant.

E.During the nine-month periods ended September 30, 2024 and 2023, PEMEX recognized a net (impairment) of Ps.(51,841,445) and Ps.(74,197,552), respectively, which is presented as a separate line item in the condensed consolidated interim statement of comprehensive income as follows:

	For the nine-month periods ended September 30,
	2024		2023
	(Impairment) / Reversal of impairment, net
Pemex Industrial Transformation	Ps.	(67,871,770)	Ps.	(11,461,191)
Pemex Exploration and Production	15,447,401		(62,725,055)
Pemex Logistics	582,924		(11,306)
(Impairment), net	Ps.	(51,841,445)	Ps.	(74,197,552)

Cash-Generating Units of Pemex Industrial Transformation

As of September 30, 2024 and 2023, Pemex Industrial Transformation recognized a net impairment of Ps.(67,871,770) and Ps.(11,461,191), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Salina Cruz Refinery	Ps.	(17,468,195)	Ps.	—
Minatitlán Refinery	(15,335,373)		(4,347,233)
Cadereyta Refinery	(10,818,788)		—
Salamanca Refinery	(6,721,667)		5,750,669
Madero Refinery	(5,445,091)		(12,221,788)
Fertilizers	(3,238,389)		—
Ciudad Pemex Gas Processor Complex	(3,177,751)		—
Tula Refinery	(1,744,025)		—
Gas Burgos Gas Processor Complex	(1,665,672)		(61,587)
Cactus Gas Processor Complex	(1,321,110)		—
Morelos Ethylene Complex	(1,015,359)		—
Coatzacoalcos Gas Processor Complex	(435,265)		—
Cangrejera Ethylene Complex	(419,501)		—
La Venta Gas Processor Complex	(255,446)		—
Matapionche Gas Processor Complex	(158,745)		—
Pajaritos Ethylene Complex	(41,370)		—
Cosoleacaque Petrochemical Complex	—		(2,336,321)
Morelos Petrochemical Complex	—		232,685
Cangrejera Petrochemical Complex	—		515,690
Gas Arenque Processor Complex	2,621		(58,489)
Gas Poza Rica Processor Complex	149,459		(15,636)
Nuevo Pemex Gas Processor Complex	1,237,897		1,080,819
Total	Ps.	(67,871,770)	Ps.	(11,461,191)

As of September 30, 2024, Pemex Industrial Transformation recognized a net impairment of Ps.(67,871,770) due to (i) a decrease in estimated gross income as a result of adverse operating and market conditions; (ii) an increase in the discount rate of CGUs of refined products, from 13.68% as of December 31, 2023 to 13.98% as of September 30, 2024, and (iii) variations in the exchange rate used in projected cash-flows, from Ps.16.9220 = U.S.$1.00 as of December 31, 2023 to Ps.19.6290 = U.S. $1.00 as of September 30, 2024.

As of September 30, 2023, the net impairment of Ps.(11,461,191) was due to a negative effect resulting from the depreciation of the peso against the U.S. dollar, from an exchange rate of Ps.19.4143 = U.S.$1.00 as of December 31, 2022 to Ps.17.6195 = U.S.$1.00 as of September 30, 2023. These effects were partially offset by (i) an improvement in production levels as a result of application of rehabilitation program and (ii) a slight decrease in the discount rate of CGUs of refined products by 14.16% as of December 31, 2022 to 13.88% as of September 30, 2023.

To determine the value in use of long-lived assets associated with the CGUs of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	As of September 30,
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	Refining		Gas		Petrochemicals		Ethylene		Fertilizers
Average crude oil Price (U.S.$)	104.58	66.74	N.A.		N.A.		N.A.		N.A.
Processed volume (1)	1,030 mbd	896 mbd	2,428 mmpcd of humid gas	2,440 mmpcd of humid gas	Variable because the load inputs are diverse		Variable because the load inputs are diverse		Variable because the load inputs are diverse
Rate of U.S.$	19.629	17.6195	19.629	17.6195	19.629	17.6195	19.629	17.6195	19.629	17.6195
Useful lives of the cash-generating units (year average)	11	12	7	6	5	4	6	5	5	5
Pre-tax discount rate	13.98	13.88%	14.09	13.03%	10.46	10.36%	10.46	10.36%	11.44	12.87%
Period (2)	2024-2034	2023-2033	2024-2030	2023-2028	2024-2028	2023-2026	2024-2029	2023-2027	2024-2028	2023-2027

(1)Average of the first four years.
(2)The first five years are projected and stabilize at year six.
N.A. = Not applicable

CGUs in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to customers or intermediate products that can be processed in another of its CGUs or by a third party. Each processing center of Pemex Industrial Transformation represents the smallest unit that has distinguishable revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flow determinations are made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the CGUs, budget programs and various statistical models that consider historical information of processes and the capacity of various processing centers.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on discounted cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2024 and 2023, the value in use for the impairment of fixed assets was as follows:

	2024		2023
Tula Refinery	Ps.	49,412,422	Ps.	54,129,566
Salamanca Refinery	18,718,170		30,651,074
Cadereyta Refinery	18,327,939		—
Cangrejera Petrochemical Complex	10,957,462		4,921,852
Salina Cruz Refinery	9,691,783		48,864
Nuevo Pemex Gas Processor Complex	8,889,274		33,790,515
Ciudad Pemex Gas Processor Complex	8,206,845
Cactus Gas Processor Complex	5,791,934
Independencia Petrochemical Complex	2,551,933		—
La Venta Gas Processor Complex	1,141,934		—
Coatzacoalcos Gas Processor Complex	1,113,466		—
Pajaritos Petrochemical Complex	185,000
Burgos Gas Processor Complex	67,181		1,973,453
Matapionche Gas Processor Complex	—		328,623
Gas Arenque Processor Complex	—		48,387
Cosoleacaque Petrochemical Complex	—		702,887
Total	Ps.	135,055,343	Ps.	126,595,221

Cash-Generating Unit of Pemex Exploration and Production

During the nine-month periods ended September 30, 2024 and 2023, Pemex Exploration and Production recognized a reversal of impairment and net (impairment) of Ps.15,447,401 and Ps.(62,725,055), respectively, shown by CGUs as follows:

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

	2024		2023
Cantarell	Ps.	17,930,141	Ps.	3,934,091
Aceite Terciario del Golfo	10,725,678		(4,745,200)
Lakach	6,460,308		2,289,892
Ayin Alux	2,516,348		—
Tamaulipas Constituciones	2,383,525		390,390
Arenque	1,670,775		(573,479)
Burgos	494,325		(7,553,945)
Poza Rica	385,159		(984,600)
Misión CEE	78,299		(343,142)
Cuenca Macuspana	46,281		(33,468)
Santuario CEE	—		(170,392)
Ixtal - Manik	—		(6,113,877)
Cárdenas Mora CEE	—		(61,933)
Crudo Ligero Marino	—		(9,153,384)
Chuc	—		(23,096,914)
Bellota Chinchorro	—		(3,250,680)
Antonio J. Bermúdez	(3,742,263)		10,465,552
Ogarrio Magallanes	(9,968,924)		(12,072,400)
Tsimin Xux	(13,532,251)		(11,651,566)
Total	Ps.	15,447,401	Ps.	(62,725,055)

As of September 30, 2024, Pemex Exploration and Production recognized a net reversal of impairment of Ps.15,447,401 mainly due to: (i) an increase in crude oil gas and condensates prices, generating a positive effect of Ps.41,135,676 mainly in the Cantarell, Aceite Terciario del Golfo and Tamaulipas Constituciones CGUs; (ii) a positive effect of Ps.31,371,838, due to the fluctuations of the exchange rate from Ps.16.9220 = U.S.$1.00 as of December 31, 2023, to Ps.19.6290 = U.S.$1.00 as of September 30, 2024; and (iii) a positive effect of the decrease in expenses of Ps.28,543,448 due to changes in operational strategies in Cantarell, Aceite Terciario del Golfo, Tamaulipas Constituciones and Lakach CGUs. These effects were partially offset by (i) a negative effect in the discount rate of Ps.44,734,671, from 9.93% in December 31, 2023 to 10.28% in September 30, 2024; (ii) a negative effect of the decrease in production profiles of Ps.27,335,248 in the Tsimin Xux, Ogarrio – Sánchez Magallanes, Antonio J. Bermudez and Burgos CGUs; and (iii) a negative tax effect of Ps.13,533,642 due to an increased tax base resulting from higher prices of petroleum products.
As of September 30, 2023, Pemex Exploration and Production recognized a net impairment of Ps. (62,725,055) mainly due to: (i) a decrease in production profiles volume in the barrel of crude oil equivalent generating a negative effect of Ps. 156,340,299, mainly in the Chuc, Burgos, Bellota Chinchorro, Ogarrio Magallanes, Crudo Ligero Marino, Tsimin Xux and Ixtal-Manik CGUs; (ii) the negative effect due to an exchange rate of Ps. 24,656,123, from Ps.19.4143 = U.S.$1.00 as of December 31, 2022, to Ps. 17.6195 = U.S.$1.00 as of September 30, 2023; and (iii) an increase in the discount rate of Ps. 17,506,282, from 9.31% in December 31, 2022 to 10.24% in September 30, 2023, due to the increase in the debt component in the Weighted Average Cost of Capital (“WAAC”) derived from the rise in global interest rates, which impacted PEMEX's benchmark rates that oil and gas industry uses to determine these discount rates. These effects were partially offset by (i) an increase in crude oil prices, generating a positive effect of Ps. 35,913,103; (ii) a positive tax effect

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
of Ps. 30,721,216, due to the decrease in production profiles volume in the barrel of crude oil equivalent and (iii) a positive effect of Ps. 69,143,330 due to lower transportation and distribution costs.
The CGUs of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves. These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves. The recoverable amount on each asset is the value in use.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

As of September 30
	2024	2023
Average crude oil price	65.47 U.S.$/bl	61.58 U.S.$/bl
Average gas price	4.80 U.S.$/mpc	4.85 U.S.$/mpc
Average condensates price	73.18 U.S.$/bl	66.66 U.S.$/bl
After-tax discount rate	10.28% annual	10.24% annual

For the nine-month periods ended September 30, 2024 and 2023, the total forecast production, calculated with a horizon of 25 years, was 6,566 billion barrels per day (Bbd) and 6,685 Bbd per day of crude oil equivalent, respectively.

Pemex Exploration and Production, in compliance with practices observed in the industry, estimates the recovery value of an asset by determining its value in use, based on cash flows associated with proved reserves after taxes and using a discount rate, also after taxes. Cash flows related to plugging wells provision costs are excluded in this computation of discounted cash flows.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of September 30, 2024 and 2023, values in use for CGU are:

	2024		2023
Chuc	Ps.	63,820,619	Ps.	32,185,078
Aceite Terciario del Golfo	37,876,754		38,851,215
Cantarell	35,272,341		—
Crudo Ligero Marino	33,542,145		15,773,442
Ogarrio Magallanes	25,121,617		20,461,533
Antonio J. Bermúdez	22,514,620		18,148,106
Tsimin Xux	20,396,141		22,596,087
Bellota Chinchorro	15,184,877		12,106,927
Ixtal - Manik	12,818,132		6,340,278
Poza Rica	6,887,762		5,230,881
Tamaulipas Constituciones	6,623,237		2,795,536
Lakach	6,460,269		2,705,851
Arenque	4,075,837		4,176,873
Burgos	3,904,900		6,243,845
Cuenca de Macuspana	592,090		—
Cactus sitio grande	—		15,564,093
Cuenca de Veracruz	—		112,746,991
Ébano CEE	—		3,932,240
Ku-Maloob-Zaap	—		382,346,824
Total	Ps.	295,091,341	Ps.	702,205,800

Cash-Generating Units of Pemex Logistics

During the nine-month period ended September 30, 2024, Pemex Logistics recognized a net reversal of impairment of Ps.582,924 due to: a decrease in the discount rate used for the project future cash flows in storage terminals from 14.80% as of December 31, 2023 to 14.57% as of September 30, 2024.

During the nine-month period ended September 30, 2023, Pemex Logistics recognized a net impairment of Ps.(11,306) due to: an increase in the discount rate used for the project future cash flows in storage terminals from 12.73% as of December 31, 2023 to 14.81% as of September 30, 2023.

The CGUs of Pemex Logistics are storage terminals, pipelines and transport equipment. The recoverable amounts of the assets as of September 30, 2024 and 2023 were Ps.73,098,806 and Ps.76,632,733, respectively, each corresponding to the discounted cash flows at the rate of 14.57% and 14.81% and 17 and 19 years of useful lives, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 14. INTANGIBLE ASSETS, NET

As of September 30, 2024 and December 31, 2023, intangible assets, net were mainly wells unassigned to a reserve and other components of intangible assets, which amounted to Ps.25,299,822 and Ps.20,350,819, respectively:

A.Wells unassigned to a reserve

	As of September 30,
	2024		2023
Wells unassigned to a reserve:
Balance at the beginning of the year	Ps.	18,940,360	Ps.	28,388,655
Additions to construction in progress	24,708,576		27,700,872
Transfers against expenses	(13,340,903)		(19,053,508)
Transfers against fixed assets	(6,701,403)		(12,426,889)
Balance at the end of the period	Ps.	23,606,631	Ps.	24,609,130

As of September 30, 2024 and 2023, PEMEX recognized expenses related to unsuccessful wells of Ps.21,876,768 and Ps.17,105,924 respectively, directly in its statement of comprehensive income.

B.Other intangible assets

Other intangible assets are mainly licenses, exploration expenses, evaluation of assets and concessions.

	As of September 30,
	2024		2023
Balance at the beginning of the year	Ps.	1,410,459	Ps.	1,636,279
Additions	392,363		559,677
Effects of foreign exchange	189,118		(295,299)
Amortization	(298,749)		(378,652)
Balance at the end of the period	Ps.	1,693,191	Ps.	1,522,005

NOTE 15. GOVERNMENT BONDS AND OTHER ASSETS

A.Government bonds

The following table sets forth the balance of Mexican Government local bonds (the “Government Bonds”) held by Petróleos Mexicanos valued at amortized cost as of September 30, 2024 and December 31, 2023:

	September 30, 2024		December 31, 2023
Government Bonds (1)	Ps.	43,044,642	Ps.	64,132,418
Less: current portion of Government Bonds, net of expected credit losses	21,570,204		28,637,314
Total long-term of Government bonds	Ps.	21,474,438	Ps.	35,495,104
(1)As of September 30, 2024 and December 31, 2023, includes an expected credit loss of Ps. 3,443 and Ps.5,595, respectively.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of November 19, 2020, the value of the Government Bonds was Ps.128,786,611, and the liability was Ps.95,597,610.

On November 20, 2020, Petróleos Mexicanos monetized the whole of the Government Bonds by entering into a three-year financial arrangement to partially raise an equivalent of Ps.95,597,610 at an annual rate of 8.56275%, maturing November 24, 2023. Petróleos Mexicanos retains the risks, benefits and economic rights of the Government Bonds, which were delivered to a financial institution. Petróleos Mexicanos will continue to collect coupon and principal payments from the securities throughout the term of the transaction. Therefore, Petróleos Mexicanos recognizes these Government Bonds as restricted assets and recognizes short-term debt for the monetization. The resources from the Government Bonds were transferred to the FOLAPE for payments related to its pension and retirement plan obligations.

During the period from January 1 to September 30, 2024, interest income generated by the Government Bonds amounted to Ps.3,808,304, of which Petróleos Mexicanos received payments in the amount of Ps.4,328,054. During the period from January 1 to September 30, 2023, interest income generated by the Government Bonds amounted to Ps.5,791,844, of which Petróleos Mexicanos received payments in the amount of Ps.6,760,491.

As of September 30, 2024 and December 31, 2023, the Government Bonds consist of 7 and 12 series of development bonds (D Bonds and M Bonds) issued by the Secretaría de Hacienda y Crédito Público (“Ministry of Finance and Public Credit” or “SHCP”) with maturities between 2024 and 2026, at nominal values of Ps.42,939,002 and Ps.63,875,778, respectively.

As of September 30, 2024 and December 31, 2023, the fair value of the transferred assets was Ps.42,035,790 and Ps.62,731,992, respectively and the fair value of the associated liabilities was Ps.42,035,806 and Ps.49,317,793 respectively, resulting in a net position of Ps.(16) and Ps.13,414,199, respectively.

As of September 30, 2024 and December 31, 2023, the recorded liability was Ps.41,343,314 (Ps.41,048,353 of principal and Ps. 294,961 of interest) and Ps.59,364,989 (Ps.58,741,483 of principal and Ps.623,506 of interest), respectively.

The roll-forward of the Government Bonds is as follows:

	As of September 30,
	2024		2023
Balance as of the beginning of the year	Ps.	64,132,418	Ps.	110,179,517
Government Bonds collected (1)	(20,936,777)		(31,470,648)
Accrued interests	3,808,304		5,791,844
Interests received from bonds	(4,328,054)		(6,760,491)
Impact of the valuation of bonds in UDIs	—		205,403
Amortized cost	366,598		589,743
Reversal of impairment of bonds	2,153		2,555
Balance at the end of the period	Ps.	43,044,642	Ps.	78,537,923
(1)As of September 30, 2024 five series of Government Bonds were collected in February, April, June, August and September.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
B.Other assets

As of September 30, 2024 and December 31, 2023, the balance of other assets was as follows:

	September 30, 2024		December 31, 2023
Payments in advance (1)	Ps.	5,541,461	Ps.	5,907,464
Other	4,543,231		3,353,985
Insurance	1,354,280		1,352,643
Total other assets	Ps.	11,438,972	Ps.	10,614,092
(1)Mainly advance payments to contractors for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, through PTI ID.

NOTE 16. DEBT

The Federal Revenue Law applicable to PEMEX as of January 1, 2024, published in the Official Gazette of the Federation on November 13, 2023, authorized Petróleos Mexicanos and its Subsidiary Entities to incur an internal net debt up to Ps. 138,119,100 and an external net debt up to U.S.$3,726,500. PEMEX can incur additional domestic or external debt, as long as the total amount of net debt does not exceed the ceiling established by the Federal Revenue Law.

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). The terms and conditions are promulgated in accordance with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2024, PEMEX participated in the following financing activities:

•On April 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in April 2025. As of September 30, 2024 the available amount was Ps.1,000,000.

•On April 18, 2024, Petróleos Mexicanos issued U.S.$500,000 of its Senior Guaranteed Floating Rate Notes due March 2025 bearing interest at a floating rate linked to 90-day SOFR plus a margin of 300 basis points and guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics.

•On April 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.850,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in April 2025.

•On April 29, 2024, Petróleos Mexicanos drew Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 260 basis points, maturing in November 2024.

•On May 24, 2024, Petróleos Mexicanos entered into an amended revolving credit facility of Ps.19,000,000, to a credit facility bearing interest at a floating rate linked to 28-days TIIE plus a margin of 350 basis points, maturing in May 2028.

•On June 3, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,150,000, bearing interest at a floating rate linked to 28-day TIIE plus a margin of 315 basis points, maturing in November 2024.

•On June 12, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 91-day TIIE plus a margin of 400 basis points, maturing in June 2025. As of September 30, 2024 the available amount was Ps.1,000,000.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

•On June 18, 2024, Petróleos Mexicanos drew Ps.1,700,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in January 2025.

•On June 25, 2024, Petróleos Mexicanos drew Ps.23,400,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 270 basis points, maturing in July 2026.

•On July 2, 2024, Petróleos Mexicanos entered into a U.S.$2,501,549 credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 215 basis points, maturing in July 2026, of which as of September 30, 2024 is fully drawn.

•On July 10, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$341,667, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 425 basis points, maturing in March 2025.

•On July 17, 2024, Petróleos Mexicanos entered into a U.S.$750,000 amended revolving credit facility bearing interest at a floating rate linked to 90-day SOFR plus a margin of 454 basis points, maturing in January 2026.

•On August 16, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in November 2024.

•On August 21, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in November 2024.

•On August 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in December 2024.

•On August 26, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in December 2024.

•On August 30, 2024, Petróleos Mexicanos entered into a Ps.1,000,000 a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in February 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

•On September 13, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 365 basis points, maturing in January 2025.

•On September 19, 2024, Petróleos Mexicanos entered into a Ps.5,000,000 credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 400 basis points, maturing in September 2025, which as of September 30, 2024 the available amount is Ps.200,000.

All the financing activities mentioned above were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation and Pemex Logistics and their respective successors and assignees.

As of September 30, 2024, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in credit lines in order to provide liquidity. As of September 30, 2024 the peso-denominated credit lines were fully drawn and U.S.$80,000 was available under U.S. dollar-denominated credit lines.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

As of December 31, 2023, the outstanding amount under PMI Trading's revolving credit line was U.S.$661,213. From January 1 to September 30, 2024, PMI Trading obtained U.S.$775,394 from its revolving credit line and repaid U.S.$1,255,352. As of September 30, 2024, the outstanding amount under this revolving credit line was U.S.$181,255 and the available amount was U.S.$43,745.

As of September 30, 2024 and 2023, PEMEX used the following exchange rates to translate the outstanding balances in foreign currencies to pesos in the statement of financial position:

	As of September 30,
	2024	2023
U.S. dollar	19.6290	17.6195
Japanese yen	0.1357	0.1180
Pounds sterling	26.3421	21.4975
Euro	21.9472	18.6114
Swiss francs	23.2049	19.2373

The following table presents the roll-forward of total debt of PEMEX for each of the nine-month periods ended September 30, 2024 and 2023, which includes short and long-term debt:

	As of September 30,
	2024 (1)		2023 (1)
Changes in total debt:
At the beginning of the year	Ps.	1,794,470,357	Ps.	2,091,463,996
Loans obtained - financing institutions	802,721,233		567,881,697
Debt payments	(904,734,885)		(626,358,506)
Accrued interest (2)(3)	117,720,180		112,220,620
Interest paid	(121,804,035)		(121,388,570)
Foreign exchange	221,704,153		(159,041,031)
At the end of the period	Ps.	1,910,077,003	Ps.	1,864,778,206

(1)These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (formerly known as, Multiple Services Contracts), which do not generate cash flows.
(2)During 2024, includes Ps.372,828 in premiums and awards amortizations, Ps.(1,494,781) in fees and expenses related to the issuance of debt and Ps.1,852,912 in amortized cost.
(3)During 2023, includes Ps.(49,879) in premiums and awards amortizations, Ps.(984,320) in fees and expenses related to the issuance of debt and Ps.2,462,958 in amortized cost.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 17. PROVISIONS FOR SUNDRY CREDITORS

As of September 30, 2024 and December 31, 2023, the provisions for sundry creditors and others is as follows:

	September 30, 2024		December 31, 2023
Provision for plugging of wells (Note 13)	Ps.	75,188,303	Ps.	61,117,106
Provision for trails in process (Note 19)	13,209,002		12,436,092
Provision for environmental costs	7,842,051		9,757,356
Total	Ps.	96,239,356	Ps.	83,310,554

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 18. EQUITY (DEFICIT)

A.Certificates of Contribution “A”

The capitalization agreement between Petróleos Mexicanos and the Mexican Government states that the Certificates of Contribution “A” constitute permanent capital.

For the nine-month period ended September 30, 2024, Petróleos Mexicanos received Ps.150,509,050 in Certificates of Contribution “A” from the Mexican Government.

During 2023, Petróleos Mexicanos received Ps.166,615,123 in Certificates of Contribution “A” from the Mexican Government, which were designated for the construction of the Olmeca Refinery in Dos Bocas, Paraíso, Tabasco, the strengthening of its financial position, the strengthening of its fertilizers chain and the rehabilitation plan of the National Refining System.

PEMEX’s Certificates of Contribution “A” are as follows:

	Amount
Certificates of Contribution “A” as of December 31, 2022	Ps.	1,029,592,293
Increase in Certificates of Contribution “A” during 2023	166,615,123
Certificates of Contribution “A” as of December 31, 2023	Ps.	1,196,207,416
Increase in Certificates of Contribution “A” during 2024	150,509,050
Certificates of Contribution “A” as of September 30, 2024	Ps.	1,346,716,466

Mexican Government contributions made in the form of Certificates of Contribution “A” during the nine-month period ended September 30, 2024 totaled Ps.150,509,050 and were designated for the strengthening of Petróleos Mexicanos’ financial position and for the “Proyecto Aprovechamiento de Residuales” (Waste Utilization Project) in the Salina Cruz Refinery, as follows:

Date	Strengthening of financial position		Waste Utilization Project
January 12	Ps.	22,479,358	Ps.	—
February 12	32,391,756		—
March 7	13,997,554		—
March 26	5,857,845		—
March 26	2,510,505		—
April 8	5,632,399		—
May 9	21,321,366		—
May 9	8,980,400		—
May 21	27,634,576		—
June 11	4,194,241		—
August 8	—		5,509,050
Total	Ps.	145,000,000	Ps.	5,509,050

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

B.Mexican Government contributions

As of September 30, 2024 and December 31, 2023, there were no Mexican Government contributions apart from Certificates of Contribution “A”.

C.Legal reserve

Under Mexican law, each of the Subsidiary Companies is required to allocate a certain percentage of its net income to a legal reserve fund until the fund reaches an amount equal to a certain percentage of each Subsidiary Company’s capital stock.

As of September 30, 2024 and December 31, 2023, there were no changes to the legal reserve.

D.Accumulated other comprehensive result

For the nine-month period ended September 30, 2024 and 2023 PEMEX recognized net actuarial gains of Ps.121,077,944 and Ps.125,479,436 in other comprehensive results, net of deferred income tax of Ps.(8,039,019) and Ps.(8,468,114) respectively, related to retirement and post-employment benefits. The gains resulted from an increase in discount and plan asset return rates, which rose from 9.42% on December 31, 2023 to 10.11% on September 30, 2024.

E.Accumulated deficit from prior years

PEMEX has recorded losses in the past several years. However, the Ley de Concursos Mercantiles (“Commercial Bankruptcy Law of Mexico”) is not applicable to Petróleos Mexicanos and the Subsidiary Entities. Furthermore, the financing agreements to which PEMEX is a party do not provide for financial covenants that would be breached or events of default that would be triggered as a consequence of negative equity.

F.Uncertainty related to going concern

The condensed consolidated interim financial statements have been prepared assuming PEMEX will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in normal course of business. However, substantial doubt about PEMEX’s ability to continue as a going concern exists.

Facts and conditions

PEMEX has substantial debt, incurred mainly to finance the capital expenditures needed to carry out its capital investment projects and to fund its operating expenses. Due to its heavy fiscal burden resulting from the payment of hydrocarbon extraction duties, the cash flows derived from PEMEX’s operations in recent years have not been sufficient to fully fund its operations and capital expenditure programs, which have been partially supported by the Mexican Government's equity contributions. In addition, PEMEX´s working capital has been negative.

In 2022, 2023 and 2024, certain ratings agencies downgraded PEMEX’s credit rating, mainly driven by concerns around its operating performance, liquidity and the Mexican Government’s ability and willingness to provide PEMEX with additional liquidity, as well the volatility of the crude oil prices and the downgrade of the Mexican Government’s sovereign debt rating, impacting PEMEX´s access to the financial markets, the cost and terms of PEMEX’s new debt and contract

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
renegotiations that PEMEX may carry out during 2024. These conditions have negatively impacted PEMEX´s financial performance and liquidity position.
As of September 30, 2024 and 2023, PEMEX recognized a net (loss) income of Ps.(430,102,758) and Ps.3,024,796, respectively. In addition, as of September 30, 2024 and December 31, 2023, PEMEX had a negative equity of Ps.1,739,181,706, and Ps.1,652,978,810, respectively, mainly due to continuous net losses in prior years, and a negative working capital of Ps.565,807,098 and Ps.585,176,915, as of September 30, 2024 and December 31, 2023, respectively.

PEMEX has budget autonomy, and, in public finance terms, is subject to the cash flows financial balance goals approved in the Decreto de Presupuesto de Egresos de la Federación (“Federal Expenditure Budget Decree”). This represents the difference between its gross revenues (inflows) and its total budgeted expenditures (outflows) including the financial cost of its debt, which is proposed by the SHCP and approved by the Chamber of Deputies. The Federal Budget for 2024 authorized PEMEX to have a financial balance budget of Ps.145,000,000, conduct financing activities that do not represent a net debt in terms of public debt greater than Ps.203,705,500 and conduct other financing activities that do not represent net public debt. This financial balance does not consider the payment of principal during 2024, which PEMEX expects to cover with equity contributions from the Mexican Government. PEMEX has short-term debt principal maturities (including interest payable) of Ps.358,663,020 as of September 30, 2024.

The combined effect of the above-mentioned events indicates substantial doubt about PEMEX’s ability to continue as a going concern.

Actions-

PEMEX and the Mexican Government are carrying out the following actions, among others, to preserve liquidity and let PEMEX pay its commitments:

The application of the tax credit decree to automotive fuels published in the Official Gazette of the Federation of March 4, 2022, was in effect for 2023 and remains in effect through 2024. This decree allows PEMEX to substantially recover from the Mexican Government the difference between the international reference price of gasoline and diesel and the price at which they trade in the domestic market, accounting for inflation.

On October 31, 2023, the Mexican Government adjusted PEMEX’s tax regime and set its Profit-sharing Duty at 30.0% for 2024, a reduction of 10.0% points from the applicable rate in 2023 of 40.0%.

On February 13, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty and Hydrocarbons Extraction Duty for the months of October, November and December 2023 and January 2024. Additionally, on August 23, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation suspending the collection of PEMEX’s Profit-sharing Duty for the months of May, June and July of 2024 and the Hydrocarbons Extraction Duty for the months of June and July of 2024. The suspension granted PEMEX a reduction in its tax burden of Ps.91,348,348 for the corresponding period in 2023 and Ps.79,281,298 during 2024. Also on September 24, 2024, the Mexican Government issued a decree in the Official Gazette of the Federation deferring the collection of PEMEX’s Profit-sharing Duty and Hydrocarbons Extraction Duty for the month of August 2024 until October 30, 2024.

The Mexican Government's Federal Budget for 2024 includes Ps.145,000,000 for PEMEX during 2024 to help improve its financial position. In addition, PEMEX has plans to raise funds from the markets in accordance with prevailing conditions and to refinance its debt.

Further, PEMEX has the capacity to refinance its short-term debt maturities through direct loans and revolving credit facilities. PEMEX's ability to refinance its short-term debt depends on factors beyond its control.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

The Revenue Law for 2024 also authorized PEMEX to incur a net additional indebtedness up to Ps.203,705,500 (Ps.138,119,100 and U.S.$3,726,500), which is considered as public debt by the Mexican Government and may be used to partially cover its financial balance in 2024.

PEMEX reviews and aligns its capital expenditures portfolio in accordance with updated economic assumptions on a periodic basis and giving priority to those projects which increase production in an efficient manner and at the lowest cost.

On December 13, 2022, the Board of Directors of Petróleos Mexicanos approved the business plan of Petróleos Mexicanos and its Subsidiary Companies for 2023-2027 (the “2023-2027 Business Plan”).

Prices of crude oil, natural gas and petroleum products showed a recovery in 2022 but decreased 20.00% in 2023. If international values for the Mexican oil price were higher than the average price of U.S.$56.7 per barrel, which was the reference price used to prepare our financial balance for 2024, this additional revenue would enable PEMEX to achieve its business plan objectives more quickly. During the nine-month period ended September 30, 2024, the average price of crude oil was U.S.$72.5 per barrel.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Commercial Bankruptcy Law of Mexico and none of PEMEX’s existing financing agreements include any financial covenants that could lead to the demand for immediate payment of its debt due to having negative equity or non-compliance with financial ratios.

As a reference, PEMEX prepared its condensed consolidated interim financial statements as of September 30, 2024 and December 31, 2023 on a going concern basis. There are certain conditions that have generated material uncertainty and significant doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. Those financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

G.Non-controlling interest

PEMEX does not currently own all of the shares of PMI CIM and COMESA, variations in income and equity from these entities are also presented in the condensed consolidated interim statements of changes in equity (deficit) as “non-controlling interest.”

As of September 30, 2024 and December 31, 2023, non-controlling interest represented (losses) of Ps.(255,669) and Ps.(116,639), respectively, in PEMEX’s equity (deficit).

NOTE 19. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings since an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these condensed consolidated interim financial statements.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

As of September 30, 2024 and December 31, 2023, PEMEX had accrued a reserve of Ps.13,209,002 and Ps.12,436,092, respectively, for these contingent liabilities.

As of September 30, 2024, the current status of the principal lawsuits in which PEMEX is involved is as follows:
•On April 4, 2011, Pemex Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/11-17-07-1) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and Administrative Federal Court in Mexico City seeking damages totaling U.S.$193,713 related to the above-mentioned contract. Pemex Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted. On April 30, 2019, a judgment was issued by the Segunda Seccion de la Sala Superior (“Second Section of the Superior Court”) in favor of Pemex Exploration and Production. On June 25, 2019, the plaintiffs filed an amparo (D.A. 397/2019) before the Tercer Tribunal Colegiado en Materia Administrativa del Primer Circuito (“Third Administrative Joint Court of the First Circuit”), which was granted. On March 12, 2020, Pemex Exploration and Production filed a motion to review against the resolution granting this amparo before the Third Administrative Joint Court of the First Circuit. On October 1, 2020, the Third Administrative Joint Court declared the resolution null and void, no amount was granted in favor of the plaintiffs, among others. On February 24, 2022, an amparo (350/2020) was granted in favor of EMS Energy Services de México, S. de R.L. On March 17, 2022, a motion was filed to draw the resolution by the Suprema Corte de Justicia de la Nación (Supreme Court of Justice of the Nation). On June 16, 2022, a resolution was issued in connection with the amparo 350/2020 stating that the plaintiffs partially proved their requests, and the resolution was declared null and void, among others. On August 1, 2022, a motion to review this resolution was filed and admitted (RF 574/2022) by the Third Administrative Joint Court of the First Circuit. On September 13, 2022, representations were made under the amparo (D.A. 539/2022) filed by the plaintiffs before such Court. On April 18, 2024, a resolution was issued by the Third Administrative Joint Court of the First Circuit modifying the appealed judgment and granting the Amparo to EMS Energy Services de México, S. de R.L. de C.V. On July 10, 2024, the Superior Court ordered Pemex Exploration and Production to: (i) pay U.S.$27,244, plus Value Tax Added (VTA); (ii) pay damages; (iii) refund the penalties applied for an amount of U.S.$4,143 plus VTA; (iv) refund the standby letter of credit for U.S.$13,975 and (v) payment financial expenses. On August 27, 2024, the tax review was filed. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Constructora Norberto Odebrecht, S.A. filed an administrative claim against Pemex Industrial Transformation (file No. 4742/19-17-01-7) seeking U.S.$113,582 and Ps.14,607 in connection with a termination resolution (no. 1,757) dated January 14, 2019, and issued by Pemex Industrial Transformation, which awarded U.S.$51,454 in favor of Pemex Industrial Transformation. The claim was admitted. On November 11, 2020, Pemex Industrial Transformation filed a response to this claim. The accounting expert filed his opinion. On June 2, 2022 an opinion by the accounting expert appointed by Pemex Industrial Transformation was filed. A third accounting expert was appointed, who did not ratify his position; therefore, a resolution dated October 2, 2023 was issued requesting the Expert Unit to appoint another expert. On February 2, 2024, the independent accounting expert accepted his assignment and was granted 15 days to render his report. On March 19, 2024, the Superior Court decided to exercise its power of attraction. On May 2, 2024, the Superior Court issued a resolution requesting the Expert Unit to appoint another expert, since the previously appointed expert did not ratify the report. On August 2, 2024, a resolution was issued, granting the independent expert a term to render the report and ratify it. The term continues elapsing. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
•On November 24, 2021, Pemex Industrial Transformation filed a repeal request (no. RRL2021014568) seeking that the resolutions dated October 7, 2021, issued by the Hydrocarbons Verification Manager of the Tax Administration Service be declared null and void. These resolutions established charges for Special Taxes on Production and Services, Value Added Taxes, fines among other for an amount of Ps.3,084,975. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•Micro Smart Systems de México, S. de R.L. de C.V. (MSSM) filed before the Sala Regional del Golfo Norte (Regional Court of the North Gulf) of the Tax and Administrative Federal Court (574/22-18-01-8) challenging a settlement statement dated February 17, 2022 related to a works contract number No. 424049831 issued by Pemex Exploration and Production and seeking U.S.$240,448. On April 5, 2022, the claim was admitted which was notified on May 17, 2022. On July 1, 2022, Pemex Exploration and Production filed a response to this claim, requesting Pemex Exploration and Production evidence, which was filed on August 8, 2022, and admitted by the Regional Court of the North Gulf on August 17, 2022. On September 2, 2022, this Regional Court confirmed the rejection of the evidence filed by the plaintiffs. On September 29, 2022, the Primera Sección de la Sala Superior (First Section of the Superior Court) denied a compliant motion filed by MSSM against the settlement statement dated February 17, 2022. On October 3, 2022, it was agreed that the plaintiff would make various statements in relation to the defense of the claim. On October 7, 2022 a resolution was issued regarding the complaint filed by the plaintiff confirming the resolution issued on August 28, 2018. On November 14, 2022, the First Section of the Superior Court agreed to an amparo proceeding (1833/2022) against acts issued by the Juzgado Octavo de Distrito en Materia Administrativa (Eighth Administrative District Court), in Mexico City and required such authority to render the justified report. On May 17, 2023, the Regional Court of the North Gulf, summoned the parties to file its rejoinders, which were filed by Pemex Exploration and Production on June 14, 2023. On June 22, 2023, the Regional Court ordered the file to be sent to the First Section of the Superior Court. On September 19, 2023, the Northern Gulf Regional Court sent the file to the First Section of the Superior Court for a final resolution. On November 14, 2023, the First Section of the Superior Court published a resolution requiring the Northern Gulf Regional Court to send all the documents that integrate the evidentiary file offered in the trial. On December 12, 2023, an extract of a clarification agreement concerning the referral of evidence to the First Section of the Superior Court was notified in the jurisdictional gazette. On June 14, 2024, the First Section of the Superior Court issued a resolution (574/22-18-01-8/1549/23-PL-09-04) designating the delegates by Micro Smart Systems de México S. de R.L. de C.V. On September 9, 2024, the trial was suspended until a determination of compliance with the resolution of the First Section of the Superior Chamber issued within the trial 752/17-18-01-7/1625/19-S1-05-04 becomes final. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•Odebrecht Ingeniería y Construcción Internacional de México, S.A. de C.V. (Odebrecht), filed an oral commercial proceeding (314/2021IV) against Pemex Industrial Transformation before the Juzgado Tercero de Distrito en Materia de Extinción de Dominio y Especiales en Juicios Orales (Third District Court in Matters of Extinction of Ownership and Special Oral Commercial Lawsuits), claiming benefits related to the contract DCPA-OP-GCP-DGTRI-A-3-15, for the amount of Ps.1,838,753 for unpaid work performed, as well as damages. On December 6, 2021, Pemex Industrial Transformation filed a response to this claim, and a preliminary hearing date was set for May 6, 2022. As a result of the unfavorable resolution of July 7, 2022, which ordered the payment of estimates, both Pemex Industrial Transformation and Odebrecht filed a direct amparo against that resolution, where the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court), granted the injunction and protection of the resolution of July 7, 2022 to Pemex Industrial Transformation denied the adhesive amparo filed by Odebrecht and dismissed the direct amparo filed by Odebrecht. In compliance with the execution of the direct amparos (533/2022 and 538/2022), filed by Pemex Industrial Transformation and Odebrecht, the Third District Court on Extinction of Ownership and Special Oral Commercial Lawsuits in Mexico City issued the final resolution on November 13, 2023, in the Commercial Oral Proceeding 314/2021-IV. Against such resolution, Pemex Industrial Transformation and Odebrecht filed a direct amparo (juicio de amparo directo), which to date is only filed by Pemex Industrial Transformation, before the Thirteenth Collegiate Court in Civil Matters, under file number 908/2023. Odebrecht filed a complaint appeal against the dismissal of Amparo 16/2024 and also challenged the presiding judge of the Décimo Tercer Tribunal Colegiado en Materia Civil (Thirteenth Civil Collegiate Court). In parallel, Odebrecht filed an appeal before the Supreme Court of Justice of the Nation regarding the legal criteria

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
applied in the order that dismissed its amparo lawsuit. Both proceedings are pending. As for the amparo filed by Pemex Industrial Transformation, its processing is suspended until the appeal is resolved. As of the date of these condensed consolidated interim financial statements, the final resolution of this process is pending.

•On September 9, 2022, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2016 fiscal year related to the Special Tax on Production and Services and Value Added Tax for an amount of Ps.5,852,222, seeking that this resolution is declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

•On September 22, 2023, Pemex Industrial Transformation filed a repeal request against a tax credit for the 2017 fiscal year related to the Special Tax on Production and Services and Value Added Tax, updates, fines and surcharges for the months of January to December 2017 for an amount of Ps.8,349,608, seeking that this resolution be declared null and void. As of the date of these condensed consolidated interim financial statements, a final resolution is still pending.

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these condensed consolidated interim financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)

NOTE 20. SUBSEQUENT EVENTS

A.Recent financing activities

During the period from October 1 to December 6, 2024, PEMEX participated in the following financing activities:

•On October 2, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 85 basis points, maturing in December 2024.

•On October 2, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.5,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 85 basis points, maturing in December 2024.

•On October 28, 2024, Petróleos Mexicanos entered into a Ps.5,000,000, credit facility bearing interest at a floating rate linked to 182-day TIIE plus a margin of 370 basis points, maturing in October 2026.

•On October 31, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE, maturing in April 2025.

•On November 11, 2024, Petróleos Mexicanos entered into a Ps.2,000,000, credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in May 2025.

•On November 12, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of U.S.$.40,000, from a credit facility bearing interest at a floating rate linked to 30-day SOFR plus a margin of 415 basis points, maturing in May 2025.

•On November 14, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.1,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in May 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in February 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.2,500,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in February 2025.

•On November 19, 2024, Petróleos Mexicanos issued a promissory note for the principal amount of Ps.3,000,000, from a credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 350 basis points, maturing in March 2025.

•On November 22, 2024, Petróleos Mexicanos entered into a Ps.3,000,000, credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 310 basis points, maturing in May 2025.

•On November 29, 2024, Petróleos Mexicanos entered into a Ps.2,553,750, amended credit facility bearing interest at a floating rate linked to 28-day TIIE plus a margin of 315 basis points, maturing in May 2025.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
As of September 30, 2024, the outstanding amount under the PMI Trading revolving credit line was U.S.$181,255. From October 1 to December 6, 2024, PMI Trading repaid U.S.$79,941. The available amount under this revolving credit lines was U.S.$101,314 as of December 6, 2024. The available amount under this revolving credit lines was U.S.$128,686 as of December 6, 2024.

As of December 6, 2024, PEMEX had U.S.$5,902,000 and Ps.20,500,000 in available credit lines in order to provide liquidity, of which U.S.$230,000 was available and the credit lines in pesos is fully drawn.

B.Exchange rates and crude oil prices

As of December 6, 2024, the Mexican peso-U.S. dollar exchange rate was Ps.20.2830 per U.S. dollar, which represents a 3.3% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2024, which was Ps.19.6290 per U.S. dollar. This increase in U.S. dollar exchange rate, has led to an estimate loss of Ps.53,839,474 in PEMEX’s foreign exchange (loss) income as of December 6, 2024.

As of December 6, 2024, the weighted average price of the crude oil exported by PEMEX was U.S.$62.87 per barrel. This represents a price decrease of approximately 1.4% as compared to the average price as of September 30, 2024, which was U.S.$63.76 per barrel.

C. Directors and Senior Management

Board of Directors

Effective as of October 1, 2024, Ms. Luz Elena González Escobar was ratified by the Mexican Congress as Secretary of
Energy and, therefore, in accordance with the Ley de Petróleos Mexicanos (Petróleos Mexicanos Law), as chairperson of the Board of Directors of Petróleos Mexicanos, replacing Mr. Miguel Ángel Maciel Torres.

Originally appointed under the administration of Mr. Andrés Manuel López Obrador, Mr. Rogelio Ramírez de la O continued in his capacity as Secretary of Finance and Public Credit under the administration of President Sheinbaum and, therefore, in accordance with the Petróleos Mexicanos Law, as a member of the Board of Directors of Petróleos
Mexicanos.

Effective as of October 1, 2024, Mexico’s Secretary of the Economy, Mr. Marcelo Ebrard Casaubón and Mexico’s Secretary of the Environment and Natural Resources, Mrs. Alicia Bárcena Ibarra, were appointed to the Board of Directors of Petróleos Mexicanos by President Sheinbaum. Mr. Marcelo Ebrard Casaubón and Mrs. Alicia Bárcena Ibarra replaced Mrs. Raquel Buenrostro Sánchez and Mrs. María Luisa Albores González, respectively.

Senior Management

Effective as of October 1, 2024, Dr. Víctor Rodríguez Padilla was appointed Chief Executive Officer of Petróleos Mexicanos by President Sheinbaum, replacing Mr. Octavio Romero Oropeza.

On October 2, 2024, the Board of Directors of Petróleos Mexicanos approved the following appointments:

•Mrs. Rosa Bello Pérez, as General Counsel of Petróleos Mexicanos, effective on October 2, 2024;
•Mr. Juan Carlos Carpio Fragoso, as Chief Financial Officer of Petróleos Mexicanos, effective on October 2, 2024;
•Mr. Néstor Martínez Romero, as Chief Executive Officer of Pemex Exploration and Production, effective on October 2, 2024;
•Mr. Carlos Armando Lechuga Aguiñaga, as Chief Executive Officer of Pemex Industrial Transformation, effective on October 2, 2024; and
•Mr. Israel Benítez López, as Chief Executive Officer of Pemex Logistics, effective on October 7, 2024.

Petróleos Mexicanos
Productive State-Owned Subsidiaries and Subsidiary Companies
Notes to the condensed consolidated interim financial statements
(Figures stated in thousands, except as noted)
D. Energy Reform Decree

On October 31, 2024, amendments to Articles 25, 27 and 28 of the Constitución Política de los Estados Unidos Mexicanos (Mexican Constitution) were published as the Decreto por el que se reforman el párrafo quinto del artículo 25, los párrafos sexto y séptimo del artículo 27 y el párrafo cuarto del artículo 28 de la Constitución Política de los Estados Unidos Mexicanos, en materia de áreas y empresas estratégicas (Decree amending Paragraph 5 of Article 5, Paragraphs 6 and 7 of Article 27 and Paragraph 4 of Article 28 of the Mexican Constitution regarding Strategic Enterprises, which we refer as the Energy Reform Decree) in the Official Gazette of the Federation.

The Energy Reform Decree took effect on November 1, 2024 and transformed our legal regime from a Productive State-Owned Company (Empresa Productiva del Estado) to a State-Owned Public Company (Empresa Pública del Estado). The Energy Reform Decree includes artículos transitorios (transitional articles) requiring the Mexican Congress to adjust, amend or otherwise modify any relevant legislation required to give effect to the Energy Reform Decree (we refer to such implementing legislation as the Secondary Legislation) within 180 natural days. As of the date of this report, the Secondary Legislation and the implementation of the Energy Reform Decree are pending.

E. Fiscal Regime

On November 13, 2024, the Mexican Government announced that it would consolidate the Profit-Sharing Duty, the Hydrocarbon Extraction Duty and other duties levied on oil exploration activities by Petróleos Mexicanos into a new
Derecho Petrolero para el Bienestar (“Welfare Oil Duty”). The new Welfare Oil Duty will go into effect on January 1, 2025 and will be set at a general rate of 30% on oil and fuel production and 11.63% for non-associated gas.